As filed with the Securities and Exchange Commission on November 22, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana (State or other jurisdiction of incorporation or organization)	6711 (Primary Standard Industrial Classification Code Number)	72-1280718 (I.R.S. Employer Identification Number)

200 West Congress Street

Lafayette, Louisiana 70501

(337) 521-4003

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Copy to: EDWARD B. CROSLAND, JR. Suite 500 Cozen O’Connor 1667 K Street, N.W. Washington, D.C. 20006	DARYL G. BYRD 200 West Congress Street Lafayette, Louisiana 70501 (337) 521-4003 (Name, address, including zip code, and telephone number, including area code, of agent for service)	Copy to: ANTHONY J. CORRERO, III Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. 46th Floor, 201 St. Charles Avenue New Orleans, Louisiana 70170-4600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger described in the proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (1)(2)
Common Stock	(1)(2)	(1)(2)	$24,135,846	$3,059

(1)	This registration statement relates to the common stock of the Registrant issuable to holders of common stock of American Horizons Bancorp, Inc. (“American Horizons”) in the proposed acquisition of American Horizons by the Registrant. Pursuant to Rule 457(f)(2), the registration fee was computed on the basis of $11.14, the book value of the common stock of American Horizons as of September 30, 2004, and 2,166,593 shares, the maximum number of American Horizons shares that may be exchanged for the shares being registered.
(2)	Pursuant to Rule 457(o), the registration fee has been calculated on the basis of the maximum offering price, and the number of shares being registered has been omitted.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

AMERICAN HORIZONS BANCORP, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2004

IBERIABANK CORPORATION

PROSPECTUS

COMMON STOCK

Dear Shareholder:

You are cordially invited to attend a special meeting of shareholders of American Horizons Bancorp, Inc. to be held at                         ,                     , Monroe, Louisiana, on                 , 2004 at      m.

At the meeting, you will be asked to vote on a proposal to approve the Agreement and Plan of Merger dated as of September 29, 2004 between American Horizons and IBERIABANK Corporation, which provides that American Horizons will be merged into IBERIABANK Corporation. In addition, you may be asked to vote to approve the adjournment of the meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement. A proxy card is enclosed for your use in voting, or you may attend the meeting and vote in person.

If the merger is approved, each outstanding share of American Horizons will be converted into 0.3771 shares of IBERIABANK Corporation common stock, subject to adjustment based on the market price of the common stock, which trades on the Nasdaq Stock Market under the symbol “IBKC”. On                 , 2004, the closing sales price of IBERIABANK Corporation’s common stock on the Nasdaq Stock Market was $    . Of course, there is no assurance as to the market value of IBERIABANK Corporation’s common stock on the date the proposed merger is completed.

In addition, a total cash payment up to $1,588,862 may be made to American Horizons’ shareholders, subject to its disposition of predetermined loans prior to closing. If the closing does not occur before March 31, 2005, the cash consideration will be increased by an amount equal to the cash dividends per share declared by IBERIABANK Corporation with a record date between January 1, 2005 and April 1, 2005 times the shares of IBERIABANK Corporation common stock to be issued in the transaction.

The proxy statement/prospectus gives you detailed information about the merger. You should read it carefully. It is a proxy statement that American Horizons is using to solicit proxies for use at its meeting of shareholders. It is also a prospectus relating to IBERIABANK Corporation’s issuance of shares of its common stock in connection with the merger.

It is very important that your shares be represented at the meeting, regardless of whether you plan to attend in person. To assure that your shares are represented, please sign, date and return the enclosed proxy in the enclosed postage-prepaid envelope. If you attend the special meeting, you may revoke your proxy and vote your shares in person.

Your board of directors is enthusiastic about the merger and the strength and capabilities expected from the combined companies, and unanimously recommends that you vote FOR approval of the merger.

Very truly yours,

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR OR OTHER GOVERNMENTAL AGENCY HAS APPROVED OR DISAPPROVED THE IBERIABANK CORPORATION COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED THROUGH THIS DOCUMENT ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement/prospectus is dated                     , 2004 and is first being mailed to shareholders of American Horizons on or about                     , 2004.

AMERICAN HORIZONS BANCORP, INC.

300 WASHINGTON STREET, SUITE 100

MONROE, LOUISIANA 71201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Monroe, Louisiana

                    , 2004

A special meeting of shareholders of American Horizons Bancorp, Inc. will be held on                 , 2004 at                    .m., local time, at                 ,                 , Monroe, Louisiana, to vote upon the following matters:

1. A proposal to approve an Agreement and Plan of Merger dated as of September 29, 2004, pursuant to which, among other things, American Horizons will merge into IBERIABANK Corporation and each outstanding share of common stock of American Horizons will be converted into the right to receive 0.3771 shares of IBERIABANK Corporation common stock, subject to adjustment based on the market price of IBERIABANK Corporation common stock prior to closing. In addition, a total cash payment of up to $1,588,862 may be made to American Horizons shareholders, subject to its disposition of predetermined loans prior to closing. If the closing does not occur before March 31, 2005, the cash consideration will be increased by an amount equal to the cash dividends per share declared by IBERIABANK Corporation with a record date between January 1, 2005 and April 1, 2005 times the shares of IBERIABANK Corporation common stock to be issued in the transaction;

2. A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3. Such other matters as may properly come before the special meeting or any adjournments thereof.

Only shareholders of record at the close of business on [VOTING RECORD DATE], 2004 are entitled to notice of and to vote at the special meeting.

Dissenting shareholders who comply with the procedural requirements of the Business Corporation Law of Louisiana will be entitled to receive payment of the fair cash value of their shares if the merger is effected upon approval by less than 80% of the total voting power of American Horizons.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please mark, date and sign the enclosed proxy and return it promptly in the enclosed stamped envelope. Your proxy may be revoked by appropriate notice to American Horizons’ Secretary at any time prior to the voting thereof.

By Order of the Board of Directors

Roger E. Smith
Secretary

i

ADJOURNMENT OF THE SPECIAL MEETING	42
LEGAL MATTERS	43
EXPERTS	43
OTHER MATTERS	43
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	43
Appendix A—Fairness Opinion of Chaffe & Associates, Inc.	A-1

ii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES

FOR THE SPECIAL MEETING

Q:	What Do I Need to Do Now?

A:	First, carefully read this document in its entirety.

Second, vote your shares of American Horizons common stock for or against the proposed merger agreement by either:

1. Marking, signing, dating and returning your enclosed proxy card to American Horizons in the enclosed prepaid envelope; or

2. Attending the special meeting and submitting a properly executed proxy or ballot.

Please do not send in your stock certificates with the proxy card.

Q:	Why Is My Vote Important?

A:	A majority of the outstanding shares of American Horizons common stock entitled to vote must be represented in person or by proxy at the special meeting for there to be a quorum. If you do not vote using one of the methods described above, it will be more difficult for American Horizons to obtain the necessary quorum to hold its special meeting. Failure to secure a quorum on the date set for the special meeting would require an adjournment that would cause American Horizons to incur considerable additional expense.

Also, the merger agreement must be approved by the affirmative vote of the holders of two-thirds of the shares of American Horizons common stock represented at the meeting in person or by proxy.

Q.	If My Shares Are Held in “Street Name” by My Broker, Will My Broker Automatically Vote My Shares for Me?

A.	No. If your shares are held in a brokerage account and you do not provide your broker with instructions on how to vote those shares, your broker will not be permitted to vote them. Therefore, you should be sure to provide your broker with instructions on how to vote these shares. If you do not give voting instructions to your broker, you will, in effect, be voting against the merger.

Q.	Can I Change My Vote?

A.	Yes. If you did not vote through a broker, there are several ways you can change your vote after you have submitted a proxy.

•	You may send a written notice to American Horizons’ Secretary stating that you would like to revoke your proxy; or

•	You may complete and submit a new proxy card to American Horizons. Any earlier-dated proxy will be revoked automatically; or

•	You may attend the special meeting and vote in person. Any earlier-dated proxy will be revoked. However, please note that simply attending the special meeting without voting will not revoke your earlier proxy; you must also vote at that meeting.

If you did vote through a broker, you must follow directions you receive from your broker to change your vote.

Q.	Should I Send My Stock Certificates Now?

A.	No. Assuming the proposed merger is approved, IBERIABANK Corporation will send to you a letter of transmittal containing written instructions for exchanging American Horizons stock certificates as we get closer to the anticipated closing date of the merger. Please do not send in any American Horizons stock certificates until you have received these written instructions. However, if you are not sure where your stock certificates are located, now would be a good time to locate them so you do not encounter any delays in processing your exchange. Likewise, if your stock certificates are lost, please contact Roger E. Smith, American Horizons’ Secretary, at (318) 361-4000 to find out how to get a replacement certificate.

Q.	When Do You Expect the Merger To Be Completed?

A.	We currently expect to complete the merger during the first quarter of 2005, assuming all the conditions to completion of the merger, including obtaining the approval of American Horizons shareholders at the special meeting and receiving regulatory approvals, have been fulfilled on a timely basis. Fulfilling some of these conditions, such as receiving certain governmental clearances or approvals, is not entirely within our control. If all the conditions to completion of the merger have not been fulfilled at that time, we expect to complete the merger as quickly as practicable once the conditions are fulfilled.

Q.	Who Do I Call if I have Questions About the Special Meeting or the Merger?

A.	You should direct any questions regarding the special meeting of American Horizons shareholders or the merger to Roger E. Smith, Secretary of American Horizons, at (318) 361-4000.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page 10. Page references are included in this summary to direct you to a more complete description of the topics.

The Companies

IBERIABANK Corporation, a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of IBERIABANK, a Louisiana state banking corporation. Both companies’ principal executive offices are at 200 West Congress Street, Lafayette, Louisiana 70501, and their telephone number is (337) 521- 4003. For where you can find more information about IBERIABANK Corporation and IBERIABANK, please see “Where You Can Find More Information” beginning on page 10.

American Horizons Bancorp, Inc., a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of American Horizons Bank, a Louisiana state banking corporation. Both companies’ principal executive offices are at 300 Washington Street, Suite 100, Monroe, Louisiana 71201, and their telephone number is (318) 361-4000.

The Special Meeting

Date; Voting. A special meeting of shareholders of American Horizons will be held on                          , 2004 as described in the accompanying Notice of Special Meeting of Shareholders. Only record holders of the common stock of American Horizons on [VOTING RECORD DATE], 2004 are entitled to notice of and to vote at the special meeting. On that date there were              shares of American Horizons common stock outstanding, each of which is entitled to one vote on each matter properly to come before the meeting.

Purpose (page 12). The purpose of the special meeting is to consider and vote upon a proposal to approve an Agreement and Plan of Merger that will merge American Horizons into IBERIABANK Corporation. Shareholders of American Horizons will receive 0.3771 shares of IBERIABANK Corporation common stock for each American Horizons share, subject to adjustment based on the market price of IBERIABANK Corporation common stock as described below under “Conversion of American Horizons Common Stock.” In addition, a total cash payment up to $1,588,862 may be made to American Horizons shareholders, subject to American Horizons’ disposition of predetermined loans prior to closing. If the closing does not occur before March 31, 2005, the cash consideration will be increased by an amount equal to the cash dividends per share declared by IBERIABANK Corporation with a record date between January 1, 2005 and April 1, 2005 times the shares of IBERIABANK Corporation to be issued in the transaction.

Vote Required. The merger agreement must be approved by a two-thirds vote of the American Horizons common stock present at the special meeting. Directors and executive officers of American Horizons who own an aggregate of              shares, or approximately     % of the outstanding American Horizons common stock, have agreed, subject to certain conditions, to vote in favor of the merger agreement.

Federal Income Tax Consequences (page 30)

American Horizons and IBERIABANK Corporation have received a written opinion from Castaing, Hussey & Lolan, LLC to the effect that, among other things, American Horizons shareholders generally will not recognize any gain or loss for federal income tax purposes in the merger, except with respect to the receipt of cash. BECAUSE OF THE COMPLEXITY OF THE TAX LAWS, EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR CONCERNING THE APPLICABLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE MERGER.

Opinion of American Horizons’ Financial Advisor (page 15)

On September 28, 2004, Chaffe & Associates, Inc., financial advisor to American Horizons, rendered an oral opinion to the board of directors of American Horizons that the consideration to be received by the holders of American Horizons common stock under the merger agreement is fair to American Horizons shareholders from a financial point of view. Chaffe subsequently delivered its written opinion to the board of directors of American Horizons that, as of                     , 2004, based on and subject to the various assumptions made, the factors considered, the review undertaken and the limitations stated in the opinion, the merger consideration, is fair to the holders of American Horizons common stock from a financial point of view.

Chaffe’s opinion and presentation to the American Horizons board of directors were among the many factors taken into consideration by the American Horizons board of directors in making its determination to approve and to recommend that American Horizons shareholders approve the merger. Chaffe’s written opinion is attached as Appendix A to this proxy statement/prospectus. The opinion sets forth assumptions, limitations and matters considered in the review undertaken in connection with the opinion. The opinion does not constitute a recommendation by Chaffe to you as to whether or not you should vote in favor of the merger or as to any other matter relating to the merger. You should read the opinion, which is attached as Appendix A, carefully and in its entirety.

Recommendation of American Horizons’ Board of Directors

The financial and other terms of the merger agreement were arrived at through arm’s length negotiations between representatives of the companies. The board of directors of American Horizons believes that the merger agreement is in the best interests of shareholders and has, by unanimous vote, approved it and recommended its approval to shareholders.

The Merger Agreement (page 13)

Conversion of American Horizons Common Stock (page 22). On the effective date of the merger, each outstanding share of American Horizons common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:

•	0.3771 shares of IBERIABANK Corporation common stock (to the nearest ten-thousandth of a share) for each share of American Horizons common stock and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock, as described below; or

•	if the average of the closing prices of the IBERIABANK Corporation common stock as reported on the Nasdaq Stock Market on each of the 10 trading days ending 5 business days prior to the effective date is greater than $59.02 per share, the exchange ratio will equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $22.25 by the average price; or

•	if the average price is less than $56.00 per share, the exchange ratio will equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $21.11 by the average price.

On                     , 2004, IBERIABANK Corporation common stock closed at $            . If this were the market value during the measurement period, you would receive              shares of IBERIABANK Corporation common stock. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades on the Nasdaq Stock Market under the symbol “IBKC”.

Instead of issuing any fractional shares of IBERIABANK Corporation common stock, each shareholder of American Horizons who would otherwise be entitled to a fractional share will receive a cash payment, without interest, equal to the fraction multiplied by the market value of a share of IBERIABANK Corporation common stock, as defined in the merger agreement.

In addition, a total cash payment up to $1,588,862 may be made to American Horizons shareholders, subject to American Horizons’ disposition of predetermined loans prior to closing, as follows:

•	American Horizons and IBERIABANK Corporation have identified certain loans, funded and unfunded commitments, and letters of credit to individual and related American Horizons borrowers, which are defined in the merger agreement as the “obligations”, and have established for each obligation an amount referred to as a “cash credit.” All of the cash credits totaled an aggregate of $1,588,862 as of the date of the merger agreement.

•	For obligations that have been cancelled, paid in full or sold in their entirety by American Horizons prior to the fifth business day before the closing, which is referred to in the merger agreement as the “calculation date”, for a price not less than the total amount of the obligations then outstanding, the entire cash credit up to $1,588,862 will be included in the cash consideration paid to American Horizons shareholders.

•	For obligations that remain outstanding as of the calculation date, that portion of the cash credit determined by multiplying the cash credit times a fraction, the denominator of which is the total amount of the identified obligations and the numerator of which is the amount by which the balance of the obligations on the calculation date is less than the total amount, will be included in the cash consideration paid to American Horizons shareholders.

•	For obligations that are sold in their entirety by American Horizons after the calculation date and prior to the closing for a price not less than the obligation amount then outstanding less the net cash credit resulting from the reduction of the identified obligation amount, the net cash credit will be included in the cash consideration paid to American Horizons shareholders.

•	No cash credit will be available for any portion of an obligation that is charged off, and no cash credit will be available if, without IBERIABANK Corporation’s prior consent, any material collateral securing an obligation is released other than in connection with the full payment or sale of the entire obligation.

•	At the closing, each American Horizons shareholder’s fractional interest in all then outstanding shares of American Horizons common stock will be multiplied by the cash consideration.

If the closing does not occur before March 31, 2005, the cash consideration will be increased by an amount equal to the cash dividends per share declared by IBERIABANK Corporation with a record date between January 1, 2005 and April 1, 2005 times the shares of IBERIABANK Corporation common stock to be issued in the transaction.

Conditions to the Merger (page 24). In addition to approval by the shareholders of American Horizons, consummation of the merger agreement is conditioned upon, among other things:

•	receipt of required regulatory approvals, and the expiration of all applicable waiting periods, and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties and the compliance with all agreements.

The companies intend to consummate the merger as soon as practicable after all of the conditions have been met or waived. IBERIABANK Corporation has filed applications seeking the required regulatory approvals and expects to receive them by March 31, 2005. The approvals may not be obtained, by then or ever, and the other conditions to consummation of the merger agreement also may not be satisfied by such date or at all.

Waiver, Amendment and Termination (page 26). Each of the companies may waive any of the conditions to its obligation to consummate the merger agreement other than shareholder and regulatory approvals. The merger agreement may also be amended at any time before or after shareholder approval by mutual agreement, but no amendment made after shareholder approval may alter the consideration to American Horizons shareholders.

The merger agreement may be terminated at any time before the merger is completed by mutual consent, or by either party:

•	if the other party breaches any representation, warranty or covenant in the merger agreement which cannot be cured by the earlier of 30 days after written notice of such breach or the effective date of the merger;

•	by March 31, 2005 if the merger has not occurred, although that date may be extended to June 30, 2005, under certain circumstances;

•	if the merger agreement is disapproved by American Horizons shareholders;

•	if any agency whose approval is required for the merger denies any application for approval or notifies either party that it intends to impose conditions to its approval that are not reasonably acceptable, including a condition requiring IBERIABANK Corporation to divest deposits or other assets;

•	on the basis of certain other grounds specified in the merger agreement.

If American Horizons’ board of directors determines that another proposal is more favorable to American Horizons’ shareholders from a financial point of view than the proposed merger, it may terminate the merger agreement subject to IBERIABANK Corporation’s right of first refusal to submit a revised proposal.

Effect of Termination (page 27)

If the merger agreement is terminated, the parties will be relieved of all obligations and liabilities, except that:

•	a breaching party will not be relieved of liability for the intentional breach of any representation, warranty or covenant unless the breach was required by law or bank regulatory authority; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination.

If the merger agreement is terminated by IBERIABANK Corporation due to an intentional material breach by American Horizons or the recommendation by American Horizons’ board of another transaction, and within 15 months after the date of termination, American Horizons, without IBERIABANK Corporation’s prior written consent, accepts an acquisition proposal, then American Horizons will pay IBERIABANK Corporation $1,000,000 upon completion of the transaction. If the merger agreement is terminated due to either party’s intentional failure to satisfy its representations, warranties or covenants, IBERIABANK Corporation or American Horizons will reimburse the other party for its reasonable out-of-pocket expenses not to exceed $50,000.

Financial Interests of American Horizons’ Directors and Executive Officers in the Merger (page 28)

Indemnification and Insurance (page 28). IBERIABANK Corporation has agreed to allow American Horizons to purchase a continuation of its current officers’ and directors’ liability insurance for premiums not to exceed $28,386 for a coverage period of three years after the merger.

By virtue of the merger, IBERIABANK Corporation will succeed to the indemnification obligations of American Horizons. IBERIABANK Corporation will indemnify the directors and officers of American Horizons to the full extent permitted by American Horizons’ charter and bylaws or required by applicable law.

IBERIABANK Corporation has also agreed to indemnify American Horizons’ directors, officers, employees, agents and controlling persons against claims and related expenses and liabilities arising out of alleged misstatements or omissions in this document or the registration statement of which it is a part.

Employment, Consulting and Insurance Agreements (page 28). On the effective date, Van E. Pardue, President of American Horizons Bank, will become President of IBERIABANK’s Northeast Louisiana Market, and William E. Pratt, Vice President of American Horizons Bancorp, Inc., and Chief Executive Officer of American Horizons Bank, will become a consultant to IBERIABANK. IBERIABANK Corporation will also provide Mr. Pratt, his spouse and dependents with health insurance coverage.

Stock Options (page 23). All of the unexercised options to purchase American Horizons common stock that are outstanding on the effective date will be cancelled. As consideration, option holders will receive a cash payment equal to the amount the option holder would have received in the merger less the exercise price.

Directors’ and Executive Officers’ Commitments; Monroe Advisory Board (page 29). Each director and executive officer of American Horizons has agreed, among other things, to vote as a shareholder in favor of the merger agreement and against any other proposal that would prevent the merger. The directors of American Horizons have also accepted IBERIABANK Corporation’s invitation to join IBERIABANK’s Monroe Advisory Board upon completion of the merger and to serve on the board for at least three years.

Employee Benefits (page 27). Subject to certain limitations, IBERIABANK Corporation will provide the American Horizons employees who remain employed after the effective date with similar types and levels of employee benefits maintained by IBERIABANK Corporation for similarly situated employees based upon functional responsibilities.

Change-In-Control Agreements (page 29). American Horizons has entered into change-in-control agreements with three executive officers. Pursuant to the agreements, American Horizons will make cash payments to these officers upon the date of consummation of the merger with IBERIABANK Corporation or in the event of termination without cause of employment with American Horizons prior to the merger.

Accounting Treatment (page 29)

IBERIABANK Corporation will account for the merger as a purchase transaction. The purchase method of accounting involves adding American Horizons’ assets and liabilities, estimated at their fair value at the effective date of the merger, to the recorded assets of IBERIABANK Corporation. Therefore, the financial statements of IBERIABANK Corporation issued after the merger will reflect these values from American Horizons and will not be restated retroactively to reflect the historical financial position or results of operations of American Horizons.

Dissenters’ Rights (page 31)

If the merger is approved by holders of less than 80% of the shares of American Horizons’ common stock, shareholders of American Horizons will have the right to dissent from the merger agreement if they comply with the specific procedures required by the Louisiana Business Corporation Law. Dissenting shareholders who comply with the procedural requirements will be entitled to receive payment of the fair cash value of their shares as of the day before the shareholder meeting.

SELECTED FINANCIAL DATA OF AMERICAN HORIZONS BANCORP, INC.

Selected financial data with respect to each of the years in the five-year period ended December 31, 2003 and the nine months ended September 30, 2004 and 2003 is set forth below.

	(unaudited) At or For Nine Months Ended September 30,		At or For the Year Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2003	2002*	2001	2000	1999
Income Statement Data:
Interest and dividend income	$11,582	$11,429	$15,431	$8,226	$8,646	$7,200	$4,221
Interest expense	3,218	3,216	4,409	3,130	4,597	4,119	2,144
Net interest income	8,364	8,213	11,023	5,096	4,049	3,081	2,077
Provision for loan losses	1,004	745	990	284	247	111	310
Net interest income after provision for loan losses	7,360	7,468	10,033	4,812	3,802	2,970	1,767
Noninterest income excluding security gains	3,098	2,170	2,839	1,032	532	297	167
Security gains	1	2	4	—	—	—	—
Noninterest expense	7,136	7,151	9,734	5,175	3,802	2,910	2,794
Income tax expense	1,262	1,037	1,149	231	(89)	—	—
Net income	2,061	1,452	1,993	439	621	357	(860)

Per Share Data:
Earnings per share – basic	$1.35	$0.96	$0.49	$0.28	$0.55	$0.32	$(0.79)
Earnings per share – diluted	1.27	0.89	0.45	0.20	0.50	0.28	(0.70)
Cash dividends per share	—	—	—	—	—	—	—
Book value per share	11.14	9.91	10.15	9.30	8.88	8.33	7.88

Other Information:
Average number of shares outstanding:
Basic	2,036,920	2,017,086	2,009,357	1,557,154	1,128,764	1,110,243	1,090,723
Diluted	2,167,343	2,170,321	2,175,092	2,168,093	1,253,764	1,253,993	1,228,223

Statement of Condition Data
Total assets	$268,239	$252,966	$255,117	$238,684	$122,163	$103,970	$76,233
Investment securities	12,798	11,825	14,676	17,026	13,543	8,707	6,735
Loans receivable, net	212,252	218,225	209,330	181,837	98,236	85,539	56,602
Deposits	197,699	195,586	196,144	204,765	93,644	81,100	60,279
Borrowings	46,163	35,789	37,416	14,034	17,576	12,660	6,760
Stockholders’ equity	22,690	20,195	20,673	18,428	10,060	9,367	8,634

Performance Ratios:
Return on average assets (1)	1.05%	0.79%	0.82%	0.19%	0.53%	0.44%	(1.46)%
Return on average stockholders’ equity(1)	12.67	10.02	10.14	2.73	6.39	3.97	(9.52)
Net interest margin (TE)	4.72	4.69	4.96	2.34	3.69	3.75	3.85
Efficiency ratio (2)	62.20	71.76	70.64	84.43	82.99	86.15	124.51
Dividend payout ratio	—	—	—	—	—	—	—

Asset Quality Ratios:
Net charge-offs to average loans (1)	0.33%	0.19%	0.29%	0.03%	0.02%	0.01%	0.01%
Nonperforming assets to total assets (3)	0.84	0.92	1.00	0.10	0.02	—	—
Allowance for loan losses to total loans	1.12	0.94	0.98	0.92	0.86	0.73	0.88
Allowance for loan losses to non-performing loans	1.09	0.88	1.01	0.13	2.81	0.32	—

Liquidity and Capital Ratios:
Average stockholders’ equity to average assets	8.29%	7.86%	7.90%	7.90%	8.59%	9.99%	15.60%
Average loans to average deposits	106.44	99.42	102.30	125.50	105.82	102.77	96.02
Tier 1 leverage (4)	10.33	9.98	10.17	7.27	8.13	9.18	10.80
Tier 1 risk-based capital (4)	13.06	11.84	12.20	9.23	9.65	10.27	12.80
Total risk-based capital (4)	14.20	12.81	13.19	10.15	10.48	10.97	13.65

*	Horizons Bancorp, Inc. acquired American Bancorp, Inc. on November 30, 2002. The name was changed to American Horizons Bancorp, Inc. at the time of acquisition.
(1)	Interim period ratios are annualized.
(2)	Noninterest expense divided by the sum of net interest income and noninterest income.
(3)	Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due and foreclosed properties.
(4)	The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively.

SELECTED FINANCIAL DATA OF IBERIABANK CORPORATION

Selected financial data with respect to each of the years in the five-year period ended December 31, 2003 and the nine months ended September 30, 2004 and 2003 is set forth below and should be read in conjunction with IBERIABANK Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003 and IBERIABANK Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

	(unaudited) At or For Nine Months Ended September 30,		At or For the Year Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2003	2002	2001	2000	1999
Income Statement Data:
Interest and dividend income	$79,641	$71,401	$96,562	$87,552	$100,368	$103,966	$95,029
Interest expense	24,325	21,724	28,929	27,958	46,018	52,730	45,380
Net interest income	55,316	49,677	67,633	59,594	54,350	51,236	49,649
Provision for loan losses	2,616	4,748	6,300	6,197	5,046	3,861	2,836
Net interest income after provision for loan losses	52,700	44,929	61,333	53,397	49,304	47,375	46,813
Noninterest income excluding security gains (losses)	16,759	17,115	22,797	17,908	15,025	14,577	13,735
Security gains (losses)	479	267	267	(42)	119	(1,759)	—
Noninterest expense	41,457	37,512	50,629	44,032	41,711	39,704	44,881
Income tax expense	8,467	7,525	10,216	8,778	8,229	7,514	6,138
Net income	20,014	17,274	23,552	18,453	14,508	12,975	9,529

Per Share Data:
Earning per share – basic	$2.98	$2.75	$3.71	$3.26	$2.48	$2.14	$1.55
Earnings per share – diluted	2.75	2.54	3.42	3.02	2.36	2.12	1.53
Cash dividends per share	0.78	0.66	0.90	0.76	0.70	0.66	0.63
Book value per share	31.12	28.35	29.28	24.88	23.03	20.99	18.62

Other Information:
Average number of shares outstanding:
Basic	6,706,293	6,278,288	6,343,467	5,662,810	5,843,861	6,056,148	6,144,081
Diluted	7,271,734	6,803,132	6,885,548	6,119,444	6,142,958	6,113,571	6,240,704

Statement of Condition Data:
Total assets	$2,414,936	$2,082,897	$2,115,811	$1,570,588	$1,426,825	$1,396,162	$1,363,578
Investment securities	582,181	468,904	479,622	368,122	321,907	344,545	384,881
Loans receivable, net	1,599,609	1,397,946	1,412,349	1,044,492	956,015	940,525	842,878
Deposits	1,765,945	1,588,480	1,589,106	1,242,232	1,237,394	1,143,187	1,100,014
Borrowings	420,651	284,889	318,881	172,261	43,776	114,843	135,053
Stockholders’ equity	213,552	188,764	195,169	139,598	134,417	127,042	117,189

Performance Ratios:
Return on average assets(1)	1.16%	1.21%	1.20%	1.26%	1.02%	0.94%	0.70%
Return on average stockholders’ equity(1)	12.84	13.09	13.05	13.12	10.83	10.75	7.84
Net interest margin (TE)	3.62	3.91	3.89	4.53	4.12	3.95	3.96
Efficiency Ratio(2)	57.14	55.94	55.82	56.85	60.02	61.99	70.81
Dividend payout ratio	26.70	25.25	25.37	23.68	28.71	31.42	41.88

Asset Quality Ratios:
Net charge-offs to average loans (1)	0.14%	0.29%	0.28%	0.43%	0.44%	0.26%	0.15%
Nonperforming assets to total assets (3)	0.26	0.33	0.34	0.42	0.91	0.57	0.24
Allowance for loan losses to total loans	1.24	1.25	1.29	1.25	1.16	1.09	1.04
Allowance for loan losses to nonperforming loans	368.44	353.32	355.92	301.64	159.86	135.78	279.25

Liquidity and Capital Ratios:
Average stockholders’ equity to average assets	9.04%	9.21%	9.18%	9.60%	9.44%	8.72%	8.95%
Average loans to average deposits	86.26	86.78	87.38	79.73	78.24	80.67	69.19
Tier 1 leverage (4)	7.50	7.35	7.50	7.62	6.95	6.67	6.26
Tier 1 risk-based capital (4)	11.00	10.74	10.94	10.66	9.96	10.05	9.42
Total risk-based capital (4)	12.25	11.99	12.20	11.89	11.09	11.19	10.43

(1)	Interim period ratios are annualized.
(2)	Noninterest expense divided by the sum of net interest income and noninterest income.
(3)	Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due and foreclosed properties.
(4)	The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively.

RECENT MARKET PRICES

On September 28, 2004, the last business day before the public announcement that IBERIABANK Corporation and American Horizons had entered into the merger agreement, the closing sales price for a share of IBERIABANK Corporation common stock, as quoted on the Nasdaq Stock Market, was $            . On                     , 2004, the closing sales price for a share of IBERIABANK Corporation common stock, as quoted on the Nasdaq Stock Market, was $            . No assurance can be given as to the sales price of a share of IBERIABANK Corporation common stock on the effective date of the merger. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades under the symbol “IBKC”.

There is no established public trading market in which shares of American Horizons common stock are regularly traded, nor are there any uniformly quoted prices for American Horizons shares. The last sale of American Horizons common stock prior to the execution of the merger agreement known to American Horizons’ management occurred on                     , 2004 at $             per share.

WHERE YOU CAN FIND MORE INFORMATION

IBERIABANK Corporation files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of those filings at the SEC’s public reference room in Washington D.C., which is located at the following address: Public Reference Room, Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The filings are also available to the public from document retrieval services and at the SEC’s Internet website (http://www.sec.gov).

IBERIABANK Corporation has filed with the SEC a registration statement on Form S-4, and this document is part of that registration statement. As permitted by the SEC’s rules, this document does not contain all of the information you can find in the registration statement. The registration statement is available for inspection and copying as set forth above.

The SEC allows IBERIABANK Corporation to “incorporate by reference” information into this document, which means important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information contained directly in this document or in later filed documents incorporated by reference in this document.

This proxy statement/prospectus incorporates by reference the documents set forth below that IBERIABANK Corporation has previously filed with the SEC and that contain important information about IBERIABANK Corporation and its business:

•	IBERIABANK Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	IBERIABANK Corporation’s quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	IBERIABANK Corporation’s current reports on Form 8-K filed May 26, 2004, June 25, 2004, September 22, 2004 and October 1, 2004; and

•	The description of IBERIABANK Corporation’s common stock contained in IBERIABANK Corporation’s registration statement on Form 8-A filed March 28, 1995.

IBERIABANK Corporation also incorporates by reference additional documents that may be filed with the SEC between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement (other than information in such future filings deemed, under SEC rules, not to have been filed). These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed and incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You may request at no cost a copy of all documents incorporated by reference in this document but not otherwise accompanying this document, including a copy of the Agreement and Plan of Merger, which is incorporated herein by reference. Please write or telephone IBERIABANK Corporation at the following address and telephone number:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention: Daryl G. Byrd, President & CEO

(337) 521-4003

To obtain timely delivery, you should request desired information no later than five business days before the date of the special meeting, or by                          , 2004.

You should rely only on the information contained or incorporated by reference in this document. Neither IBERIABANK Corporation nor American Horizons has authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, neither IBERIABANK Corporation nor American Horizons is making an offer to sell or soliciting an offer to buy any securities other than the IBERIABANK Corporation common stock to be issued by IBERIABANK Corporation in the merger, and neither IBERIABANK Corporation nor American Horizons is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

INTRODUCTORY STATEMENT

General

This proxy statement/prospectus is furnished to the shareholders of American Horizons in connection with the solicitation of proxies on behalf of American Horizons’ board of directors for use at a special meeting of shareholders of American Horizons to be held on the date and at the time and place specified in the accompanying notice.

American Horizons and IBERIABANK Corporation have each supplied all information with respect to it and its consolidated subsidiaries.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon a proposal to approve an Agreement and Plan of Merger between American Horizons and IBERIABANK Corporation, pursuant to which, among other things, American Horizons will merge into IBERIABANK Corporation, and each outstanding share of common stock of American Horizons will be converted into the right to receive 0.3771 shares of IBERIABANK Corporation common stock, subject to adjustment based on the market price of IBERIABANK Corporation common stock prior to closing. In addition, a total cash payment of up to $1,588,863 may be made to American Horizons’ shareholders, subject to American Horizons’ disposition of predetermined loans prior to closing. If the closing does not occur before March 31, 2005, the cash consideration will be increased by an amount equal to the cash dividends per share declared by IBERIABANK Corporation with a record date between January 1, 2005 and April 1, 2005 times the shares of IBERIABANK Corporation common stock to be issued in the transaction.

At the special meeting, shareholders will also be asked, if necessary, to consider and vote upon a proposal to adjourn the meeting to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted for a vote at the meeting.

Shares Entitled to Vote; Quorum; Vote Required

Only holders of record of American Horizons common stock at the close of business on [VOTING RECORD DATE], 2004 are entitled to notice of and to vote at the special meeting. On that date, there were              shares of American Horizons common stock outstanding, each of which is entitled to one vote on each matter properly brought before the special meeting. The presence at the special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock of American Horizons is necessary to constitute a quorum.

The merger agreement must be approved by the affirmative vote of the holders of at least two-thirds of the American Horizons common stock present, in person or by proxy, at the special meeting. An abstention will have the effect of a vote against the merger agreement and, if the merger agreement is approved by less than 80% of the voting power of American Horizons, will cause an American Horizons shareholder otherwise entitled to dissenters’ rights to forfeit any claim to such rights. A broker “non-vote” will be counted for purposes of determining a quorum but will not be counted in determining the voting power present with respect to the vote on the merger agreement and thus will have no effect on the vote.

The affirmative vote of a majority of the votes cast on the matter at the special meeting is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement and any other matter properly submitted to shareholders for their consideration at the special meeting. Because of the vote required for the proposal to adjourn the special meeting, abstentions and broker “non-votes” will have no effect on this proposal.

Directors and executive officers of American Horizons beneficially owning an aggregate of              shares, or approximately     % of the outstanding American Horizons common stock, have agreed to vote in favor of the merger agreement.

Solicitation, Voting and Revocation of Proxies

In addition to soliciting proxies by mail, directors, officers and other employees of American Horizons and IBERIABANK Corporation, without receiving additional compensation, may solicit proxies by telephone, fax, e-mail and in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of American Horizons common stock, and American Horizons will reimburse such parties for reasonable out-of-pocket expenses incurred. The cost of soliciting proxies is being paid by American Horizons.

The form of proxy that accompanies this proxy statement/prospectus permits each holder of record of American Horizons common stock on the record date to vote on all matters that properly come before the special meeting. Where a shareholder specifies his choice on the accompanying form of proxy with respect to the proposal to approve the merger agreement, the shares represented by the proxy will be voted in accordance with that specification. If no specification is made, the shares will be voted in favor of the merger agreement and to adjourn the special meeting, if necessary. If you do not sign and return a proxy and specify on the proxy an instruction to vote against the merger agreement, you will not be able to exercise dissenters’ rights unless you attend the special meeting in person and vote against the merger agreement and give written notice of your dissent from the merger agreement at or prior to the special meeting. See “Dissenters’ Rights.”

A proxy may be revoked at any time before it is voted by:

•	giving written notice of revocation at any time before its exercise to the Secretary of American Horizons, and

•	executing and delivering to the Secretary at any time before its exercise a later dated proxy, or

•	attending the special meeting and voting in person.

THE MERGER AGREEMENT

The following brief description describes terms of the merger agreement that may be important to you.

Background of and Reasons for the Merger

The American Horizons board periodically has reviewed the company’s performance, compared its performance with that of certain relatively comparable financial institutions, reviewed the limited market activity in American Horizons’ common stock, considered various business opportunities and strategies available to American Horizons and discussed the general economic, regulatory, competitive and business pressures affecting American Horizons. In addition, the American Horizons board, on an informal basis and during strategic planning sessions, would periodically review merger and acquisition activity in the banking industry.

In July 2003, Daryl Byrd, president and chief executive officer of IBERIABANK Corporation, John Davis, senior executive vice president, and Michael Brown, senior executive vice president, met in Destin, Florida with William Pratt, chief executive officer of American Horizons Bank, and inquired as to American Horizons’ interest in a possible merger transaction with IBERIABANK Corporation. The parties entered into a confidentiality agreement on August 5, 2003 and thereafter exchanged certain preliminary information. Over the next two months IBERIABANK Corporation and American Horizons conducted due diligence and held merger discussions on a periodic basis. These discussions were terminated in September 2003 when the parties could not agree, on a preliminary basis, as to merger consideration and other terms. In March 2004, preliminary conversations commenced again with a meeting between Daryl Byrd, John Davis, Elton Kennedy, chairman of American Horizons Bank, and Randy Ewing, a director of American Horizons Bank. However, no agreements were reached and these discussions were subsequently also terminated. In August 2004, the parties reengaged discussions, beginning with a visit between John Davis and Mike Naquin, senior executive vice president of IBERIABANK Corporation, who initially met with Elton Kennedy, and subsequently also met with William Pratt and Roger Smith, chief financial officer of American Horizons Bank. Due diligence and negotiations continued throughout August and September 2004. Significant terms of the merger were resolved in late September, culminating in a definitive agreement acceptable to both parties. On September 20, 2004, the board of directors of IBERIABANK Corporation reviewed analyses and results of the current due diligence examination and approved the proposed transaction, subject to successful resolution of the proposed terms.

During the week of September 13, 2004, representatives of American Horizons contacted other financial institutions to see if better terms were available than IBERIABANK Corporation was offering, and they determined that they were not. On September 28, 2004, the board of directors of American Horizons reviewed, with the assistance of its financial advisor and legal counsel, the financial and legal aspects of the merger and the specific terms and conditions of the merger. The American Horizons board also carefully considered the terms of the other related agreements. After its review, the American Horizons board authorized execution of the definitive merger agreement and the other related agreements and documents. Each director of American Horizons Bank also entered into a support agreement with IBERIABANK Corporation and IBERIABANK obligating them to vote their shares in favor of the merger agreement and under certain circumstances against any other transaction.

The American Horizons board has determined that the terms of the merger, the merger agreement, and the proposed issuance of IBERIABANK Corporation common stock in connection with the merger are advisable and fair to and in the best interest of, American Horizons and its shareholders. In reaching its determination, the American Horizons board considered a number of factors. The American Horizons board did not assign any specific or relative weights to the factors considered, and individual directors may have given different weights to different factors. The material factors considered were as follows:

•	Information concerning the business, earnings, operations, financial condition, prospects, capital levels and asset quality of IBERIABANK Corporation, individually and as combined with American Horizons.

•	The opinion of American Horizons’ financial advisor that, as of the date of the opinion, and subject to the various assumptions made and limitations stated in the opinion, the merger consideration was fair, from a financial point of view, to holders of American Horizons common stock. The opinion of American Horizons’ financial advisor is attached as Appendix A and should be reviewed for the assumptions made in connection with, and limitations on, such opinion.

•	The terms of the merger agreement and other documents executed in connection with the merger.

•	The current and prospective economic, competitive and regulatory environment facing each institution and financial institutions generally.

•	The results of the investigation conducted by the management of American Horizons, including assessment of credit policies, asset quality, interest rate risk, litigation and adequacy of loan loss reserves.

•	The American Horizons board’s familiarity with and review of IBERIABANK Corporation’s business, operations, earnings, prospects, financial condition, asset quality and capital levels.

•	The opportunities for expense reductions, operating efficiencies and revenue enhancements in the combined entity.

•	The nature of, and likelihood of obtaining, the regulatory approvals that would be required for the merger.

•	The additional liquidity provided by IBERIABANK Corporation’s common stock, which is traded on the Nasdaq Stock Market, compared to American Horizons’ common stock, which is not regularly traded in an established public trading market.

•	Results that could be expected to be obtained by American Horizons if it continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the merger consideration being offered by IBERIABANK Corporation.

American Horizons’ board of directors unanimously recommends that the holders of American Horizons common stock vote “FOR” adoption of the Agreement and Plan of Merger.

Summary of Fairness Opinion

American Horizons retained Chaffe & Associates, Inc. to act as its financial advisor in connection with the merger on August 20, 2004. Chaffe was selected by American Horizons’ Board of Directors on the basis of Chaffe’s experience and expertise in transactions similar to the merger and Chaffe’s reputation in the banking and investment communities. Chaffe is a recognized investment banking firm experienced in the securities industry, in investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalization and valuations for estate, corporate and other purposes. It is frequently retained to perform similar services for other banks and bank holding companies.

In connection with Chaffe’s engagement to act as American Horizons’ financial advisor with respect to the merger, American Horizons instructed Chaffe to evaluate the fairness to American Horizons and its shareholders, from a financial point of view, of the exchange ratio, as defined in the Agreement and Plan of Merger, and to conduct such investigations as Chaffe deemed appropriate for such purposes. American Horizons did not place any limitations on the scope or manner of Chaffe’s investigation and review. The exchange ratio was determined by American Horizons and IBERIABANK Corporation in their negotiations.

Chaffe rendered its opinion to American Horizons’ Board on September 28, 2004, to the effect that, based upon and subject to the assumptions made, the factors considered, the review undertaken and the limitations stated and based upon such other matters as Chaffe considered relevant, on the date thereof, the exchange ratio was fair, from a financial point of view, to American Horizons and the holders of American Horizons common stock (other than IBERIABANK Corporation and its affiliates). Chaffe subsequently confirmed its opinion in a written opinion dated                     , 2004.

The full text of Chaffe’s fairness opinion is attached hereto as Appendix A and is incorporated by reference. The summary description of the fairness opinion set forth herein is qualified in its entirety by reference to Appendix A. American Horizons’ shareholders are urged to read the fairness opinion in its entirety in connection with this proxy statement/prospectus for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Chaffe. Chaffe’s opinion relates only to the fairness of the exchange ratio, from a financial point of view, and does not constitute a recommendation to any American Horizons shareholder as to how such shareholder should vote at the meeting.

In connection with rendering its opinion, Chaffe, among other things: (i) reviewed the copy of the Agreement and Plan of Merger; (ii) reviewed and analyzed certain publicly available financial statements and other information of American Horizons and IBERIABANK Corporation, respectively; (iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning American Horizons, prepared by the management of American Horizons, including financial projections; (iv) discussed the past and current operations, financial condition, and prospects of IBERIABANK Corporation and American Horizons with senior executives of IBERIABANK Corporation and American Horizons, respectively; (v) reviewed the historical prices and trading volumes of IBERIABANK Corporation common stock; (vi) compared the financial performance of American Horizons and IBERIABANK Corporation, and the prices and trading activity of IBERIABANK Corporation common stock, with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms of business combinations in the commercial banking industry specifically and other industries generally, which Chaffe deemed generally comparable to the merger; (viii) considered a number of valuation methodologies, including among others, those that incorporate book value, deposit base premium and capitalization of earnings; and (ix) performed such other studies and analyses as it deemed appropriate to its opinion.

In its review, Chaffe relied, without independent verification, upon the accuracy and completeness of the historical and projected financial information, and all other information reviewed by it for purposes of its opinion. Chaffe did not make or obtain an independent review of American Horizons’ or IBERIABANK Corporation’s assets or liabilities, nor was Chaffe furnished with any such appraisals. Chaffe relied solely on American Horizons and IBERIABANK Corporation for information as to the adequacy of their respective loan loss reserves and values of other real estate owned. With respect to American Horizons’ projected financial results, Chaffe has assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of American Horizons of future financial performances of American Horizons. IBERIABANK Corporation did not allow Chaffe to review any information other than publicly-available information. The fairness opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date thereof. Chaffe expressed no opinion on the tax consequences of the merger or the effect of any tax consequences on the value to be received by the shareholders of American Horizons.

The following is a summary of selected analyses performed by Chaffe in connection with the Fairness Opinion. The summary set forth below does not purport to be a complete description of the analyses performed in this regard, but does include all material analyses.

Pricing Structure. For each share of American Horizons common stock the shareholders of American Horizons will receive 0.3771 shares of IBERIABANK Corporation common stock and cash payable with respect to any fractional share. In addition, the shareholders of American Horizons will receive a cash payment totaling in the aggregate up to $1,588,862 as of the date of the merger agreement. The amount of the cash payment is contingent upon the disposal of certain loans in the loan portfolio of American Horizons.

The transaction value is structured in the form of a fixed-exchange payment and is subject to a collar arrangement. If the average of the closing prices of the IBERIABANK Corporation common stock for the 10 trading days prior to the fifth business day before the effective date, as defined in the merger agreement, is greater than $59.02 per share, the exchange ratio will be the quotient obtained by dividing $22.25 by the average price. If the average price is less than $56.00 per share, the exchange ratio will equal the quotient obtained by dividing $21.11 by the average price. If the average price is between $56.00 and $59.02, the exchange ratio is fixed at 0.3771.

Effectively, this particular pricing structure provides protection for the shareholders of American Horizons against the possible decrease of the price of IBERIABANK Corporation common stock by setting a minimum floor for the transaction value. But it also prevents shareholders of American Horizons from benefiting from any significant price appreciation of IBERIABANK Corporation common stock by setting a cap as to the maximum amount of the transaction value. The following graph shows that the transaction value will be between $49.8 million and $45.7 million depending on the average price and the amount of cash payment as of the merger.

Analysis of Selected Financial Data of American Horizons. Chaffe compared the performance of American Horizons at June 30, 2004 with the Bank Holding Company Performance Report (“BHCPR”) peer group, which consists of 980 insured bank holding companies with consolidated assets between $150 million and $300 million. American Horizons’ trailing twelve months (“TTM”) earnings as of June 30, 2004 was $2,571,000. Net income in 2003 was $1,993,000 compared to $439,000 in 2002 and $621,000 in 2001. American Horizons’ TTM return on average assets (“ROAA”) as of June 30, 2004 was 1.01%, compared to 1.10% for the peer group. Annualized year-to-date (“YTD”) ROAA as of June 30, 2004 was 1.18%, compared to 1.09% for the peer group. YTD return on average equity (“ROAE”) of American Horizons was higher than the peers and has increased from 9.80% as of June 30, 2003 to 14.23% as of June 30, 2004. American Horizons’ ROAE was 10.66% in 2003 and 2.73% in 2004, compared to 10.66% and 11.15% for the peer group, respectively.

American Horizons’ TTM earnings included $642,000 in realized gains on sale of assets and $83,000 in realized losses on sales of available-for-sale (“AFS”) securities. Chaffe adjusted earnings by these amounts and used TTM after-tax adjusted earnings of $2,208,000 for purposes of its valuation. Chaffe also adjusted total assets.

American Horizons’ YTD net interest income on a tax-equivalent basis as of June 30, 2004 was 4.40% of average assets compared to 3.83% for the peer group. American Horizon’s YTD noninterest income was 1.72% of average assets compared to 0.80% for the peer group. After adjusting for the realized gains on sale of assets, YTD noninterest income-to-average assets was 1.22%, which is still substantially higher than that of the peer group. As of June 30, 2004, YTD noninterest expense was 3.66% of average assets for American Horizons compared to 2.98% for the peer group. This figure was 4.08% and 3.04% in 2003 and 2.21% and 3.05% in 2002 for American Horizons and peer group, respectively. Also, American Horizons’ personnel expense as of June 30, 2004 was 1.89% of average assets compared with 1.66% for its peer group.

American Horizons’ asset quality has improved slightly, with a nonperforming-assets (“NPA”)-to-total asset ratio of 0.66% at June 30, 2004, compared to 0.82% as of December 31, 2003, but it deteriorated compared to 0.10% as of December 31, 2002. The non-accrual assets-to-asset ratios as of June 30, 2004, and December 31, 2003, were 0.57% and 0.83%, respectively. At June 30, 2004, the loan loss reserve to non-accrual loans ratio was 171.18%, which was a significant decrease from 317.19% at June 30, 2003, compared to the peer group at 530.0% and 433.55% for similar time periods. Historically, the loan loss reserve to non-accrual loans ratio was 117.6% and 1,439.0% as of December 31, 2003 and 2002, respectively. YTD net loan loss to average total loans as of June 30, 2004 was 0.60% for American Horizons and 0.12% for its peer group, compared, respectively, to 0.29% and 0.22% at December 31, 2003, and 0.03% and 0.24% at December 31, 2002.

American Horizons’ Tier 1 leverage capital ratio was 10.29% at June 30, 2004, compared to 10.17% at December 31, 2003. The peer group’s ratio was lower at 9.42% at June 30, 2004, and 9.35% at year-end 2003. Its tangible equity to total assets as of June 30, 2004 was 7.82%.

Chaffe noted the strengths of American Horizons, including its consistently improving profitability, market share in its geographic markets, strong net interest margin in 2003 and first two quarters of 2004, high level of adjusted noninterest income as a percentage of average assets, and the level of noninterest bearing deposits that is roughly the same as that of the peer group. Chaffe also noted American Horizons’ lower TTM earnings level and higher overhead expenses when compared to those of the BHCPR peer group.

Analysis of Selected Financial Data of IBERIABANK Corporation. Chaffe reviewed and compared the performance of IBERIABANK Corporation at June 30, 2004 with the BHCPR peer group, which consists of 206 insured bank holding companies with consolidated assets between $1 billion and $3 billion. Chaffe reviewed the following: ROAA; ROAE; net interest margin (“NIM”); efficiency ratio; leverage ratio; risk-based capital ratio; nonperforming assets-to-total assets (“NPA/TA”); nonperforming loans-to-total loans (“NPL/TL”); loan loss reserve-to-total loans (“LLR/TL”); and loan loss reserve-to-nonaccrual assets (“LLR/NA”).

Chaffe’s analysis indicated the following median year-to-date peer group ratios as of June 30, 2004 compared to those of IBERIABANK Corporation: ROAA of 1.13% compared to 1.15%; ROAE of 13.31% compared to 12.52%; NIM on a tax-equivalent basis of 3.97% compared to 3.63%; efficiency ratio of 62.79% compared to 57.86%; leverage ratio of 8.64% compared to 7.12%; risk-based capital ratio of 13.08% compared to 11.82%; NPA/TA of 0.59% compared to 0.21%; NPL/TL of 0.67% compared to 0.30%; LLR/TL of 1.37% compared to 1.28%; and LLR/NAA of 424.44% compared to 599.36%.

Chaffe also reviewed and compared certain stock market pricing multiples and other market performance indicators of IBERIABANK Corporation to that of the 35 publicly traded banks and bank holding companies with assets between $1 billion and $5 billion with operations in the South (the “Peer Group”), based on financial information as of June 30, 2004 and the corresponding stock prices at September 27, 2004. Chaffe reviewed the following: price-to-trailing twelve months’ earnings (“P/E”); price-to-2004 estimated earnings (“P/2004E”); price-to-tangible book value of equity(“P/B”); price-to-assets; price-to-deposits; dividend yield; twelve-month dividend payout ratio; average weekly volume-shares outstanding; and one year total return on stock price. The table below indicates these following median Peer Group multiples and other stock price indicators compared to those of IBERIABANK Corporation:

	Price / LTM EPS	Price / Tang. Book	Price / Assets	Price / 2004 EPS
IBERIABANK Corporation	16.07	286.56	16.53	15.09
Peer Median	16.73	253.62	16.90	16.41

	Dividend Yield	LTM Dividend Payout	Weekly Vol. / Shares Outstanding	One Year Total Return
IBERIABANK Corporation	1.98	28.98	0.92	9.52
Peer Median	2.03	34.57	0.42	16.16

Chaffe also reviewed IBERIABANK Corporation’s history of bank and thrift acquisitions over the past 10 years, including the recently completed transaction with Alliance Bank of Baton Rouge, Baton Rouge, Louisiana. Chaffe notes that the market reaction to the IBERIABANK merger with Alliance Bank, as measured by the abnormal short term cumulative thirty-day stock price return immediately after the merger announcement, was positive.

Stock Prices and Dividends. Chaffe reviewed certain historical market information for American Horizons common stock and noted that no independent market exists for these shares. In addition, Chaffe reviewed the trading prices of IBERIABANK Corporation common stock from September 24, 1999 to September 27, 2004, and noted that as of the latter date, the closing price of IBERIABANK Corporation common stock was $56.52, above its 52-week low of $50.00 and below its 52-week high of $64.03. Chaffe also compared the trading prices of IBERIABANK Corporation common stock to the KBW Bank Index and S&P 500 Index from September 24, 1999 to September 27, 2004. Five year cumulative total return on IBERIABANK Corporation common stock, the KBW Bank Index and the S&P500 Index as of September 27, 2004 was 114.4%, 25.1% and -14.6%, respectively.

The Exchange Ratio, subject to a collar arrangement, is 0.3771 shares of IBERIABANK Corporation common stock per share of American Horizons common stock, for a total of 817,211 shares to be delivered by IBERIABANK Corporation to shareholders of American Horizons. Chaffe reviewed the dividend histories and current dividend levels of American Horizons and IBERIABANK Corporation, and noted that American Horizons’ and IBERIABANK Corporation’s annual dividend per share were $0.00 and $0.98, respectively. Chaffe determined that as of September 27, 2004, based on the Exchange Ratio, each share of American Horizons’ common stock would receive an annual dividend on IBERIABANK Corporation common stock of $0.42, or a quarterly dividend of $0.11, assuming that the Average Price remains within the range of $56.00 and $59.02 as set by the collar arrangement. If the Average Price at the Effective Date, is above $59.02 or below $56.00, each share of American Horizons common stock will be entitled to annual dividend of below $0.42 or above $0.42, respectively.

Analysis of Selected Merger Transactions. In order to obtain a valuation range for American Horizons, Chaffe performed an analysis of prices paid for selected banks with characteristics comparable to American Horizons, although Chaffe noted no transaction was identical to the merger. Comparable transactions were considered to be transactions announced in the United States for the period January 1, 2003 through June 30, 2004, in which the sellers had total assets of between $50 million and $1 billion, a tangible equity ratio between 6.00 % and 10.00%, a return on average assets between 0.65% and 1.05%, and non-performing assets less than 2.00% of total assets. In addition, Chaffe performed an analysis of prices paid for a similar group of selected banks, limited in geographic area to the fifteen states in the southern United States, excluding the state of Florida. With respect to each of these groups of transactions and the proposed merger, Chaffe compared the prices to be received by the peer groups as a multiple of their tangible equity, their earnings per share for the four quarters prior to the announcement of such a transaction, their premium over tangible equity to core deposits, and their total assets.

Chaffe noted that the earnings of American Horizons were adjusted for non-recurring losses and non-recurring earnings, as directed above, and book value and total assets were adjusted to reflect the aggregate value of exercised employee stock options in the amount of $1,101,000. This resulted in adjusted total assets of $266.44 million, adjusted tangible equity of $21.84 million, adjusted TTM ROAA of 0.87%, adjusted TTM ROAE of 10.66% and adjusted tangible equity-to-assets ratio of 8.24%.

Merger Transactions Multiples

	Adjusted American Horizons	US Peer Median	South Peer Median
Financial Comparison:
Assets ($000)	266,437	192,017	159,261
ROAA	0.87%	0.84%	0.79%
ROAE	10.66%	10.45%	9.95%
Tangible Equity / Assets	8.24%	7.95%	8.39%
NPA / Assets	0.66%	0.48%	0.54%
Efficiency Ratio	65.99%	67.47%	69.04%

Pricing Multiples:
Price / Earnings	—	22.26	23.72
Price / Tangible Equity	—	218.09%	225.46%
Price / Assets	—	17.37%	18.86%
Price / Deposits	—	21.64%	21.44%
Tangible Book Premium / Core Deposits	—	14.27%	12.64%

Chaffe applied these ratios to the corresponding numbers of American Horizons. The value indication that is derived using peer groups’ price-to-tangible multiple was determined by adjusting the book value of American Horizons to that of the peer groups. Chaffe multiplied the peer groups’ tangible equity-to-assets ratios to the adjusted total assets of American Horizons, applied peer groups’ price-to-tangible equity multiple to the resulting adjusted book value of American Horizons, and then added back the difference between this adjusted book value and American Horizons’ adjusted tangible equity on a dollar-for-dollar basis. Chaffe noted that the values indicated by comparison to the earnings multiples of the peer groups were at the high end of the ranges.

The following table summarizes certain results of this analysis:

Value Indications

($ in Thousands)	US Merger Multiple	South Merger Multiple	Adjusted American Horizons	Value Indication
				US	South
Earnings	22.26	23.72	2,208	49,142	52,365
Tangible Equity	218.09%	225.46%	21,842	46,736	49,736
Assets	17.37%	18.86%	266,437	46,280	50,250
Deposits	21.64%	21.44%	195,259	42,254	41,854
Core Deposits	14.27%	12.64%	143,532	42,324	39,978

Discounted Cash Flow. Using a discounted cash flow analysis of American Horizons, Chaffe determined a range of present values for the shares of American Horizons based on the stream of after-tax cash flows that American Horizons could produce in the future. The cash flow streams were based on the information from the senior executives of American Horizons, which included forecasts of net income for the fiscal year 2004 and assumptions relating to earnings and growth thereafter. Chaffe reviewed these forecasts and assessed the likelihood of American Horizons achieving such forecasts.

In its discounted cash flow analysis Chaffe used earning assets and deposits growth rate of 5.00% and ROAA of 0.89%, which is slightly higher than the adjusted TTM ROAA of 0.87% as of June 30, 2004. In fiscal year 2003, the assets of American Horizons increased by 7.12%. Year-to-year assets growth as of June 30, 2004 was 8.48%. As of June 30, 2003, 3-Yr Compounded Annual Growth Rate (CAGR) of the sum of total deposits in the three parishes where American Horizons conducts its business was 1.68%. As of the same date, 3-Yr CAGR of American Horizons’ total deposits was 15.15%. Given the historical assets and deposits growth rates and favorable trends in the profitability measures, Chaffe concluded that projected asset growth and earnings assumptions, which were approved by senior executives of American Horizons, were reasonable and appropriate. Chaffe discounted the resulting projected cash flow streams assuming an estimated required rate of return for American Horizons of 13%, 12% and 11.00% to determine the range of value indications, on a minority interest basis.

Discount rate: The discount rate is the rate of return an investor would require to assume the risk of owning the equity of American Horizons. The determination of the rate of return requires consideration of returns available on other investments as well as an evaluation of the risk level of American Horizons. As a basis for comparison, Chaffe considered the discount rates published in The Ibbotson Associates Cost of Capital Quarterly 2004 Yearbook. The four models (Capital Asset Pricing Model, Three-Factor Fama-French Model, Single-Stage DCF Model and Three-Stage DCF models), provide estimates of the equity cost of capital for companies classified under the SIC code 602 – Commercial Banks. Examining the discount rates indicated by the four models and estimating the risk factors specifically related to American Horizons, including its market area, projections and liquidity position, Chaffe used a discount rate of 11.00%, which it chose from the indicated range of 10% to 12.5%.

Control premium: Chaffe performed an in-house control premium study to estimate the control premium. The control premium is the additional value inherent in the control interest as contrasted to a minority interest that reflects the unilateral ability of the holders of the controlling interest to determine the following:

1.	Appoint or remove management or determine their compensation;

2.	Set policy or change the course of business;

3.	Acquire or liquidate assets;

4.	Make acquisitions of other companies;

5.	Liquidate, dissolve, sell, or recapitalize the company; or

6.	Determine the amount and timing of any distributions to shareholders.

A reasonable indicator of the size of a control premium would be an analysis of actual transactions involving the sale of controlling shares in banks and thrifts. In Chaffe’s study it used merger transactions announced between June 2003 and June 2004, and the relation of these values to the stock price of the target companies five days prior to the announcement of the merger. Chaffe selected only those merger transactions that involved target companies with assets below $1.5 billion. The median control premium paid to the shareholders of the acquired companies was 24.83%. Chaffe also considered the control premium study that is periodically published by Houlihan, Lokey, Howard & Zukin, Inc. This study primarily examines transactions involving companies whose stock is publicly traded. It calculates the premium paid by the acquiring company over the average price of the acquired publicly traded company prior to the date of the announcement of the offer. The median control premium based on 533 transaction announced in year 2003 was 31.7%. Based on the foregoing findings, Chaffe considered a 25.00% control premium associated with shareholders controlling ownership status in the privately owned banks to be appropriate and reasonable.

Using an estimated required rate of return of 11.00% and control premium of 25%, Chaffe determined a fair value on a controlling interest basis of $45 million, the highest value indication in Chaffe’s DCF analysis.

Projected Financials and Estimated Present Value:

	2005	2006	2007	2008	2009
Average Assets ($000)	272,488	287,151	302,547	318,712	335,686
Net Income ($000)	2,439	2,561	2,689	2,824	2,965
ROAA	0.89%	0.89%	0.89%	0.89%	0.89%
Equity / Assets	8.75%	9.17%	9.57%	9.95%	10.31%
Dividends ($000)	—	—	—	—	—

Range of Present Values:
Estimated Discount Rates		13.00%	12.00%	11.00%
Perpetual growth rate after 2009		4.00%	4.00%	4.00%

Range of Present Values ($000)		27,963,603	31,480,090	36,002,148
Control Premium		25%	25%	25%

Range of Control Values		34,954,503	39,350,113	45,002,685

Determination of Fairness Range. In arriving at its determination of a range value for American Horizons, Chaffe has given the most weight to those values derived by comparison to the earnings multiples of the merger peer groups and by the discounted cash flow model, although the other values were also taken into account. Based upon these analyses, Chaffe has determined a range of value of fairness to be between $46 million and $50 million.

	Fairness Range		Transaction Value Range
	$46,000,000	$50,000,000	$45,763,803	$49,820,642

Price / Earnings	20.84	22.65	20.73	22.57
Price / Tangible Book	210.60%	228.91%	209.52%	228.09%
Price / Assets	17.26%	18.77%	17.18%	18.70%
Price / Deposits	23.56%	25.61%	23.44%	25.52%
TBP / Core Deposits	16.83%	19.62%	16.67%	19.49%

In arriving at its fairness opinion, Chaffe did not rely on any single analysis, but relied on a combination of factors derived from all of the analytical procedures employed. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Conclusions based on these analyses are not necessarily mathematical. Chaffe believes that the summary set forth above and Chaffe’s analysis must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, creates an incomplete view of the process underlying Chaffe’s opinion. The analyses performed by Chaffe are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses do not purport to be appraisals or necessarily reflect the prices at which businesses actually may be sold. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

Neither Chaffe nor any of its officers or employees has any interest in the common stocks of American Horizons, or IBERIABANK Corporation. Prior to its retention in August 20, 2004 to act as American Horizons’ financial advisor, on this transaction, Chaffe has provided ongoing financial advice to American Horizons. Since then, American Horizons has paid Chaffe approximately $124,000 in fees, plus out-of-pocket expenses for its services, including its services in rendering the Fairness Opinion. For any other services requested of Chaffe by American Horizons, American Horizons has agreed to pay Chaffe on an hourly basis. The fees received by Chaffe in connection with its services to American Horizons were not dependent or contingent upon the occurrence or lack thereof of any transaction.

In considering the foregoing and the fairness opinion shareholders should be aware that American Horizons has agreed that Chaffe will not be liable to it, and that it will indemnify Chaffe against claims against Chaffe, unless, in each case, Chaffe has been found by a court in a final non-appealable judgment, to be guilty of gross negligence or wilful misconduct.

Based upon and subject to the foregoing, it was Chaffe’s opinion that, as of                     , 2004 , consideration payable pursuant to the merger agreement is fair, from a financial point of view, to American Horizons and its shareholders.

Conversion of American Horizons Common Stock

On the date the merger becomes effective, each outstanding share of American Horizons common stock will be converted into the right to receive shares of IBERIABANK Corporation common stock, as follows:.

•	0.3771 shares of IBERIABANK Corporation common stock (to the nearest ten-thousandth of a share) for each share of American Horizons common stock and cash (without interest) payable with respect to any fractional share of IBERIABANK Corporation common stock, as described below; or

•	if the average of the closing prices of the IBERIABANK Corporation common stock as reported on the Nasdaq Stock Market on each of the 10 trading days ending 5 business days prior to the effective date is greater than $59.02 per share, the exchange ratio will equal the quotient (to the nearest then-thousandth of a share) obtained by dividing $22.25 by the average price; or

•	if the market value is less than $56.00 per share, the exchange ratio will equal the quotient (to the nearest ten-thousandth of a share) obtained by dividing $21.11 by the average price.

On                     , 2004, IBERIABANK Corporation common stock closed at $            . If this were the market value during the measurement period, you would receive              shares of IBERIABANK Corporation common stock. Before deciding how to vote, you should obtain a more recent price of IBERIABANK Corporation common stock, which trades on the Nasdaq Stock Market under the symbol “IBKC”.

Instead of issuing any fractional shares of IBERIABANK Corporation common stock, each shareholder of American Horizons who would otherwise be entitled to a fractional share will receive a cash payment, without interest, equal to the fraction multiplied by the market value of a share of IBERIABANK Corporation common stock, as defined in the merger agreement.

In addition, a total cash payment up to $1,588,862 may be made to American Horizons shareholders, subject to American Horizons’ disposition of predetermined loans prior to closing, as follows:

•	American Horizons and IBERIABANK Corporation have identified certain loans, funded and unfunded commitments, and letters of credit to individual and related American Horizons borrowers, which are defined in the merger agreement as the “obligations”, and have established for each obligation an amount referred to as a “cash credit.” All of the cash credits totaled an aggregate of $1,588,862 as of the date of the merger agreement.

•	For obligations that have been cancelled, paid in full or sold in their entirety by American Horizons prior to the fifth business day before the closing, which is referred to in the merger agreement as the “calculation date”, for a price not less than the total amount of the obligations then outstanding, the entire cash credit up to $1,588,862 will be included in the cash consideration paid to American Horizons shareholders.

•	For obligations that remain outstanding as of the calculation date, that portion of the cash credit determined by multiplying the cash credit times a fraction, the denominator of which is the total amount of the identified obligations and the numerator of which is the amount by which the balance of the obligations on the calculation date is less than the total amount, will be included in the cash consideration paid to American Horizons shareholders.

•	For obligations that are sold in their entirety by American Horizons after the calculation date and prior to the closing for a price not less than the obligation amount then outstanding less the net cash credit resulting from the reduction of the identified obligation amount, the net cash credit will be included in the cash consideration paid to American Horizons shareholders.

•	No cash credit will be available for any portion of an obligation that is charged off, and no cash credit will be available if, without IBERIABANK Corporation’s prior consent, any material collateral securing an obligation is released other than in connection with the full payment or sale of the entire obligation.

•	At the closing, each American Horizons shareholder’s fractional interest in all then outstanding shares of American Horizons common stock will be multiplied by the cash consideration.

If the closing does not occur before March 31, 2005, the cash consideration will be increased by an amount equal to the cash dividends per share declared by IBERIABANK Corporation with a record date between January 1, 2005 and April 1, 2005 times the shares of IBERIABANK Corporation common stock to be issued in the transaction.

Effective Date

A merger agreement will be recorded with the Louisiana Secretary of State as soon as practicable after shareholder and regulatory approvals of the merger are obtained and all other conditions to the completion of the merger have been satisfied or waived. The merger will be effective when the agreement is filed by the Louisiana Secretary of State.

Procedure for Exchanging Certificates

On the effective date of the merger, each American Horizons shareholder will cease to have any rights as a shareholder of American Horizons, and his or her sole rights will be to receive cash and IBERIABANK Corporation common stock into which his or her shares of American Horizons common stock have been converted pursuant to the merger agreement, except for any American Horizons shareholder who exercises statutory dissenters’ rights if the merger agreement is approved by holders of less than 80% of the outstanding shares of American Horizons common stock.

As soon as practicable after consummation of the merger agreement, but not later than 10 business days following the effective date, a letter of transmittal, together with instructions for the exchange of certificates representing shares of American Horizons common stock for cash and certificates representing shares of IBERIABANK Corporation common stock, will be mailed to each person who was a shareholder of record of American Horizons on the effective date of the merger. Shareholders are requested not to send in their American Horizons common stock certificates until they have received a letter of transmittal and further written instructions. IBERIABANK Corporation common stock certificates and cash payments for fractional shares will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate American Horizons common stock certificates.

IBERIABANK Corporation, at its option, may decline to pay former shareholders of American Horizons who become holders of IBERIABANK Corporation common stock pursuant to the merger agreement any dividends or other distributions that may have become payable to holders of record of IBERIABANK Corporation common stock following the effective date until they have surrendered their certificates for American Horizons common stock.

Treatment of American Horizons Stock Options

At the effective time of the merger, each option to purchase American Horizons common stock, whether or not vested or exercisable before the merger is completed, will be cancelled. As consideration for the cancellation, American Horizons will enter into an agreement with each option holder to make a cash payment immediately prior to completion of the merger of an amount determined by multiplying each share of American Horizons common stock subject to an option, vested or unvested, by the exchange ratio and the market value, as defined in the merger agreement, and then subtracting the aggregate exercise price of the option.

Conditions to the Merger

The respective obligations of American Horizons and IBERIABANK Corporation to complete the merger are subject to the satisfaction or waiver of the following conditions specified in the merger agreement:

•	from the date of the merger agreement to the closing of the merger, the representations and warranties set forth in the merger agreement remain true and correct, except for any representation or warranty made as of a specified date, which was true and correct as of such date or except as contemplated or permitted by the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement prior to the closing of the merger;

•	the delivery of certain certificates of the chief executive officers and chief financial officers of American Horizons and IBERIABANK Corporation;

•	approval of the merger agreement by the shareholders of American Horizons;

•	the receipt of all required regulatory approvals or authorizations, provided that none of these approvals contain any condition that is not reasonably acceptable, including a condition requiring IBERIABANK Corporation to divest deposits or other assets;

•	the absence of any proceeding to restrain or prohibit completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of IBERIABANK Corporation of which this document is a part must have become effective under the Securities Act of 1933;

•	the execution of all documents and all such other action being taken as is necessary to effectuate the merger, along with irrevocable instructions to file the merger agreement with the Secretary of State of the State of Louisiana;

•	the receipt of standard legal opinions from counsel for American Horizons and IBERIABANK Corporation.

There can be no assurance that the conditions to consummation of the merger will be satisfied or waived. The merger will become effective when the certificate of merger is filed with the Secretary of State of the State of Louisiana. It is currently anticipated that the effective time of the merger will occur during the first quarter of 2005.

In addition to American Horizons shareholder approval, consummation of the Merger will require the approval of the Board of Governors of the Federal Reserve System. IBERIABANK Corporation has filed applications seeking the required approval and expects to receive it by March 31, 2005; however, there can be no assurance that the approval will be obtained by that time or at all.

The obligations of the parties to consummate the merger are also subject to additional conditions that are customary for transactions of this type.

The companies intend to complete the merger as soon as practicable after all of the conditions to the merger agreement have been met or waived; however, there can be no assurance that the conditions will be satisfied.

Conduct of Business Prior to the Effective Date

American Horizons has agreed that until the earlier of the effective date or the termination of the merger agreement, it will conduct its business in the ordinary course unless it receives prior written consent of the chief executive officer or other duly authorized officer of IBERIABANK Corporation.

American Horizons has also agreed that until the termination of the merger agreement, it will not declare or pay any dividend or other distribution to its shareholders.

American Horizons has further agreed that it, and its subsidiaries, affiliates, officers, directors, employees, agents and representatives, will not initiate, solicit, encourage or knowingly facilitate any inquiry or the making of any proposal relating to an acquisition transaction or a potential acquisition transaction involving it. American Horizons will use its best efforts to inform its directors, officers, key employees, agents, and other representatives of the foregoing prohibitions.

American Horizons and its board of directors may have discussions and negotiations and furnish information to another party in reference to an unsolicited written acquisition proposal if the board of directors determines in good faith, after receipt of advice from its outside counsel and consultation with its financial advisor, that the proposal could result in a superior proposal. Prior to providing any information to the other party, American Horizons’ board of directors must notify IBERIABANK Corporation of the proposal and receive an appropriate confidentiality agreement from the other party.

The merger agreement provides that until the effective time of the merger, except as otherwise consented to by IBERIABANK Corporation in writing, American Horizons will not:

•	cause or permit a breach of any of its covenants or cause or permit any representation or warranty to become untrue;

•	amend its articles of incorporation or bylaws;

•	permit any mortgage, pledge, lien, charge or other encumbrance, except as permitted under the merger agreement, or in the ordinary course of business consistent with past practice, or as previously disclosed to IBERIABANK Corporation, cancel any material indebtedness to it or any material claims, or waive any right of substantial value;

•	enter into a new line of business or merger or consolidate with another entity, or sell, or otherwise dispose of a substantial part of its assets, or sell or dispose of any assets other than credits for not less than book value or of any asset held as other real estate or other foreclosed assets for less than 90% of book value;

•	violate in any material respect any law;

•	fail to pay, or to make adequate provisions for the payment of, taxes, interest payments and penalties due and payable, except those being contested in good faith by appropriate proceeding and for which sufficient reserves have been established;

•	acquire investment securities;

•	charge off (except as may be required by law, regulatory authority or generally accepted accounting principles) any material credit, or enter into credit commitments which vary materially from written credit policies;

•	issue replacement American Horizons stock certificates without an appropriate indemnity agreement and bond;

•	reduce its reserve for loan losses below the amount recorded at June 30, 2004, except as required by law, regulatory authority or generally accepted accounting principles;

•	increase or change the salary or benefits of any of its employees (unless required by law or necessary to maintain a plan’s tax qualification), increase fees or benefits to directors, pay any bonus to employees or directors, enter into any employment agreement, change officers’ titles, or enter into any other transaction other than normal banking transactions with any director, officer, employee or affiliate, except that American Horizons will as of the date of the merger agreement begin to accrue a year-end bonus to eligible employees not to exceed $338,700. American Horizons may pay up to 100% of this bonus to eligible employees on or before December 31, 2004. No American Horizons eligible employee may receive a year-end bonus in excess of two months’ base salary then payable to the employee.

Regulatory Approvals

Consummation of the merger is subject to prior receipt of all required approvals and consents of the merger by all applicable federal and state regulatory authorities.

Federal Reserve Board. The merger is subject to the prior approval of or waiver from the Federal Reserve Board under Section 18(c) of the Bank Merger Act, 12 U.S.C. § 1828(c). The Federal Reserve Board may not approve the merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Representations and Warranties of the Parties

Pursuant to the merger agreement, American Horizons and IBERIABANK Corporation made certain customary representations and warranties relating to their respective companies, subsidiaries, businesses and matters related to the merger. The representations and warranties generally must remain accurate through the completion of the merger unless the fact or facts that caused a breach of a representation and warranty has not had or is not reasonably likely to have a material adverse effect on the party making the representation and warranty. See “Conditions to the Merger.”

Waiver, Amendment and Termination

The parties may waive in writing any of the conditions to their respective obligations to consummate the merger agreement other than the receipt of necessary regulatory and shareholder approvals. The merger agreement, including all related agreements, may also be amended or modified at any time, before or after its approval by the shareholders of American Horizons, by mutual agreement, except that any amendment made after shareholder approval may not alter the consideration to American Horizons shareholders without the additional approval of shareholders.

The merger agreement may be terminated at any time prior to the effective date by mutual consent, or by either of the companies if:

•	there is a material breach by the other company of any representation, warranty or covenant by it contained in the merger agreement which cannot be or is not cured by the earlier of 30 days after written notice of the breach is delivered to the breaching party, the effective time of the merger, or March 31, 2005 (which may be extended by IBERIABANK Corporation until June 30, 2005 if the conditions to closing have not been met or waived by March 31, 2005 and IBERIABANK Corporation has filed all required regulatory applications promptly, has not received a formal final denial of any required regulatory approval and has conducted good faith negotiations with any regulatory body concerning a proposed divestiture);

•	the shareholders of American Horizons fail to approve the merger agreement by the requisite vote at the special meeting;

•	required regulatory applications are denied, or any agency whose approval is required for the merger notifies the applicant that it intends to impose conditions to its approval that are not reasonably acceptable, including a condition requiring IBERIABANK Corporation to divest deposits or other assets.

The board of directors of IBERIABANK Corporation may terminate the merger agreement if, after IBERIABANK Corporation elects not to exercise its right of first refusal, American Horizons’ board of directors resolves to withdraw, modify or change its recommendation to American Horizons shareholders of the merger agreement, or recommends any acquisition of American Horizons other than the merger, any disposition of all or substantially all of it assets, any acquisition of the beneficial ownership of at least a majority of its capital stock, or announces a proposal, plan, intention or agreement to any of the foregoing.

If American Horizons’ board of directors determines that another proposal is superior to the merger because it is more favorable to American Horizons’ shareholders from a financial point of view than the proposed merger, it may terminate the merger agreement subject to IBERIABANK Corporation’s right of first refusal to submit a revised acquisition proposal on terms not less favorable to American Horizons than the terms of the superior proposal. IBERIABANK Corporation will have the right to exercise its right of first refusal within five business days after receipt of notice of the superior proposal from American Horizons.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that the following provisions of the agreement will survive:

•	a breaching party will not be relieved of liability for the intentional breach of any representation, warranty or covenant unless the breach was required by law or bank regulatory authority; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement;

If the merger agreement is terminated by IBERIABANK Corporation due to an intentional material breach by American Horizons or the recommendation by American Horizons’ board of another transaction and within 15 months after the date of termination, American Horizons, without IBERIABANK Corporation’s prior written consent, accepts an acquisition proposal, then American Horizons will pay IBERIABANK Corporation $1,000,000 upon completion of the transaction. If the merger agreement is terminated due to either party’s intentional failure to satisfy its representations, warranties or covenants, IBERIABANK Corporation or American Horizons will reimburse the other party for its reasonable out-of-pocket expenses not to exceed $50,000.

Benefits to American Horizons Employees

Prior to the merger, American Horizons will terminate its 401(k) Plan. All contributions to be made to American Horizons’ 401(k) Plan on behalf of participants in that plan for periods prior to the merger will be made and all participants in that plan will at the effective date of the merger have a fully vested and nonforfeitable interest in their account balances.

As soon as practicable after the merger, IBERIABANK Corporation will seek to provide American Horizons’ employees who remain employed after the merger with similar types and levels of employee benefits maintained by IBERIABANK Corporation and IBERIABANK for their similarly situated employees, based upon functional responsibilities. The former American Horizons’ employees will be given credit under each employee benefit plan, policy, program and arrangement maintained by IBERIABANK Corporation and IBERIABANK after the merger for their service with American Horizons prior to the merger for all purposes other than benefit accrual under a defined benefit plan. Accrued vacation taken subsequent to the merger may be subject to limitations reasonably required by IBERIABANK Corporation and IBERIABANK. Any American Horizons employee at the merger who is not retained by IBERIABANK Corporation will receive a severance payment as if he or she were an IBERIABANK Corporation employee for the entire time he or she was an American Horizons employee.

Financial Interests of American Horizons Directors and Executive Officers in the Merger

You should be aware that the directors and executive officers of American Horizons have financial interests in the merger that are somewhat different from the interests of American Horizons shareholders generally. These interests may cause some of these persons to view the proposed transaction differently than you view it.

Indemnification and Insurance. IBERIABANK Corporation has agreed to indemnify and hold harmless American Horizons and its directors and officers, and each controlling person of American Horizons within the meaning of the Securities Act of 1933, against any claims, and any related losses, that arise out of or are based upon an untrue statement or omission of a material fact made in this proxy statement/prospectus or the registration statement. IBERIABANK Corporation will reimburse each such person promptly as incurred for legal and other expenses reasonably incurred in connection with investigating or defending any such claims; provided, that IBERIABANK Corporation will not be liable to the extent that any such claim arises out of or is based upon any such untrue statement or omission made in reliance on information furnished to IBERIABANK Corporation by American Horizons or, with respect to any indemnified person, by that person.

American Horizons may purchase, if available, a continuation of its officers’ and directors’ liability insurance in respect of acts or omissions of officers and directors of American Horizons occurring prior to the effective date, including but not limited to the transactions contemplated by the merger agreement, covering each such person currently covered by American Horizons’ officers’ and directors’ liability insurance policy, or who becomes covered by such policy prior to the effective date; provided that the continuation be for no longer than three years after the merger and the premiums are not in excess of $28,386.

Stock Options. All of the unexercised options to purchase American Horizons common stock that are outstanding on the effective date, whether or not vested or exercisable before the merger is completed, will be cancelled. As consideration, option holders will receive a cash payment equal to the amount the option holder would have received in the merger less the exercise price.

Employment Agreement. Upon completion of the merger, IBERIABANK will enter into an employment agreement with Van E. Pardue, President of American Horizons Bank, to serve as President of IBERIABANK’s Northeast Louisiana Market. The agreement will have a two-year term beginning on the effective date of the merger, may be extended for an additional one-year period beyond the expiration date, provides for an annual salary of $155,000, and under certain circumstances would restrict Mr. Pardue from competing with IBERIABANK, for two years from the later of the effective date or any annual anniversary date from the effective date, in the Parishes of Morehouse, Ouachita and Lincoln, Louisiana, if his employment were to terminate during this period.

Consulting and Insurance Agreements. Upon completion of the merger, IBERIABANK will enter into a consulting agreement with William E. Pratt, Chief Executive Officer of American Horizons Bank and Vice President of American Horizons Bancorp, Inc. The agreement will have a one-year term beginning on the effective date of the merger, may be extended upon agreement of the parties, and provides for a payment of $15,000 per month. In the event of IBERIABANK’s termination of the agreement prior to the first annual anniversary date, Mr.

Pratt will be entitled to receive the monthly fee up to the first annual anniversary date. Upon completion of the merger, IBERIABANK will also enter into a health insurance agreement with Mr. Pratt which generally provides him, his spouse and his dependents with health insurance coverage, including medical, health, vision and dental, until he and his spouse each reaches age 65. IBERIABANK will pay the premium associated with providing Mr. Pratt and his spouse with the coverage required under the agreement. In consideration for the consulting agreement and the health insurance agreement, Mr. Pratt is restricted from competing with IBERIABANK for two years from the effective date or from the date of an agreement by Mr. Pratt to remain subject to the covenants in the consulting and health insurance agreements, in the Parishes of Morehouse, Ouachita and Lincoln, Louisiana.

Directors’ and Officers’ Commitments; Monroe Advisory Board. Each American Horizons director and executive officer has agreed, solely in his or her capacity as an owner of shares of American Horizons common stock:

•	not to transfer his or her American Horizons common stock, or grant any option or right to purchase the common stock, without the prior consent of IBERIABANK Corporation, except for transfers by operation of law or transfers in which the transferee agrees to be bound by the agreement; and

•	to vote his or her shares of American Horizons common stock (other than in a fiduciary capacity) in favor of the merger agreement and against any other proposal that would impede or prevent the merger.

In addition, the directors of American Horizons have accepted IBERIABANK Corporation’s invitation to join IBERIABANK Corporation’s Monroe Advisory Board upon completion of the merger and to serve on the board for a term of at least three years at a rate of not less than $500 per meeting attended. In consideration of the merger and the board membership, the directors have agreed not to affiliate with any other financial institution serving the Parishes of Morehouse, Ouachita and Lincoln, Louisiana for two years after the merger.

The agreements with American Horizons’ directors and executive officers will terminate upon termination of the merger agreement prior to the merger. Except for the agreement with Messrs. Kennedy, Pratt, Ewing, Pardue, Smith and Ashbrook which do not include the provision, the agreements will also terminate if American Horizons’ board of directors recommends a superior proposal pursuant to the merger agreement.

Change-In-Control Agreements. American Horizons has entered into change-in-control agreements with three executive officers – Van E. Pardue, William E. Pratt and Roger Smith. Pursuant to these agreements, upon the date of consummation of the merger with IBERIABANK Corporation or in the event of termination without cause of employment with American Horizons prior to the merger, American Horizons will make cash payments of $300,000 to Mr. Pardue, and approximately $644,000 to Mr. Pratt and $275,000 to Mr. Smith.

Expenses

The merger agreement provides generally that expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be borne by the party that has incurred them. Each party has agreed to pay one-half of the expenses of preparing and filing the registration statement and this prospectus/proxy statement, other than fees and expenses of professional advisors. A party must pay all of the reasonable out-of-pocket expenses incurred by the other party relating to the merger, up to $50,000, if the merger agreement is terminated as a result of the expense paying party intentionally failing to satisfy any of its representations, warranties or covenants.

Accounting Treatment

IBERIABANK Corporation will account for the merger using the purchase method of accounting. Under this accounting method, IBERIABANK Corporation would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of American Horizons over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on the September 30, 2004 closing price of $57.70, management of IBERIABANK Corporation estimates that the common stock consideration at closing would be approximately $47.2 million, with the potential for an additional cash payment up to $1.6 million subject to American Horizons’ disposition of predetermined loans prior to closing. Utilizing information as of September 30, 2004, estimated goodwill and other intangibles would total approximately $30 million. IBERIABANK Corporation’s reported income would include the operations of American Horizons after the merger. Financial statements of IBERIABANK Corporation after completion of the merger would reflect the impact of the acquisition of American Horizons. Financial statements of IBERIABANK Corporation issued before completion of the merger would not be restated retroactively to reflect American Horizons’ historical financial position or results of operation.

Status Under Federal Securities Laws; Restrictions on Resales

The shares of IBERIABANK Corporation common stock to be issued pursuant to the merger agreement have been registered under the Securities Act of 1933, allowing those shares to be freely traded without restriction by persons who will not be “affiliates” of IBERIABANK Corporation or who were not “affiliates” of American Horizons, as that term is defined in Rule 405 under the Securities Act of 1933.

Directors and certain officers of American Horizons may be deemed to be “affiliates” of American Horizons. These people will not be able to resell the IBERIABANK Corporation common stock received by them unless such stock is registered for resale under the Securities Act of 1933 or an exemption from the registration requirements of the Securities Act of 1933 is available. All affiliates have entered into agreements not to sell shares of IBERIABANK Corporation common stock received by them in violation of the Securities Act of 1933 and the rules and regulations thereunder.

FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the opinion of Castaing, Hussey & Lolan, LLC which the companies have received concerning the material federal income tax consequences to holders of American Horizons common stock resulting from the merger agreement. The following is based upon applicable federal law and judicial and administrative interpretations on the date hereof, any of which is subject to change at any time:

•	The merger qualifies as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code, and American Horizons and IBERIABANK Corporation each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

•	No gain or loss will be recognized by American Horizons or IBERIABANK Corporation as a result of the merger.

•	A shareholder of American Horizons who receives both IBERIABANK Corporation common stock and cash consideration in exchange for all of his or her shares of American Horizons common stock generally will recognize gain, but not loss, to the extent of the lesser of:

•	the excess, if any, of:

the sum of the aggregate fair market value of the cash and IBERIABANK Corporation common stock received over the shareholder’s tax basis in American Horizons’ common stock; and

•	the amount of cash received;

Any such gain will be long-term capital gain (provided such shares of American Horizons common stock were held as capital assets at the effective time of the merger) if the shares of American Horizons common stock exchanged were held for more than one year, unless the receipt of cash has the effect of a distribution of a dividend under the provisions of the Internal Revenue Code, in which case gain will be treated as a dividend to the extent of such shareholder’s ratable share of the undistributed accumulated earnings and profits of American Horizons.

•	The aggregate tax basis of the IBERIABANK Corporation common stock received by a shareholder of American Horizons who exchanges all of his or her American Horizons common stock in the merger will equal the shareholder’s aggregate tax basis in the shares of American Horizons common stock being exchanged, reduced by an amount allocable to a fractional share interest of IBERIABANK Corporation common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any, recognized by the shareholder in the merger.

•	The holding period of the shares of IBERIABANK Corporation common stock received in the merger will include the period during which the shares of American Horizons common stock surrendered in exchange therefore were held, provided such shares of American Horizons common stock were held as capital assets at the effective date of the merger.

•	For federal income tax purposes, cash received by a holder of American Horizons common stock in lieu of a fractional share interest in IBERIABANK Corporation common stock will be treated as received in redemption of a fractional share interest in IBERIABANK Corporation, and gain or loss will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the basis of the fractional share of IBERIABANK Corporation common stock deemed to be surrendered.

A holder of American Horizons common stock who exercises dissenters’ rights in connection with the merger generally will recognize capital gain or loss (assuming the common stock is held as a capital asset) equal to the difference, if any, between the dissenting holder’s tax basis in the American Horizons common stock exchanged and the amount of cash received in exchange therefore.

The opinion of Castaing, Hussey & Lolan, LLC is not binding on the Internal Revenue Service, which could take positions contrary to the conclusions in such opinion.

AS A RESULT OF THE COMPLEXITY OF THE TAX LAWS, AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, WE RECOMMEND THAT YOU CONSULT YOUR PERSONAL TAX ADVISOR CONCERNING THE APPLICABLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE MERGER TO YOU.

DISSENTERS’ RIGHTS

If the merger agreement is not approved by the holders of at least 80% of the outstanding American Horizons common stock, Section 131 of the Louisiana Business Corporation Law allows an American Horizons shareholder who objects to the merger agreement and who complies with the provisions of that section to dissent from the merger agreement and to have paid to him or her in cash the fair cash value of his or her shares of American Horizons common stock as of the day before the special meeting, as determined by agreement between the shareholder and IBERIABANK Corporation, or by a Louisiana court if the shareholder and IBERIABANK Corporation are unable to agree. Shareholders of IBERIABANK Corporation are not entitled to dissenters’ rights.

To exercise the right of dissent, an American Horizons shareholder:

•	must file with American Horizons a written objection to the merger agreement prior to or at the special meeting; and

•	must also vote his or her shares (in person or by proxy) against the merger agreement at the special meeting.

Neither a vote against the merger agreement nor a specification in a proxy to vote against the merger agreement will in and of itself constitute the necessary written objection to the merger agreement. Moreover, by voting in favor of, or abstaining from voting on, the merger agreement, or by returning the enclosed proxy without instructing the proxy holders to vote against the merger agreement, a shareholder waives his or her rights under Section 131. The right to dissent may be exercised only by the record owners of the shares and not by persons who hold shares only beneficially. Beneficial owners who wish to dissent to the merger agreement should have the record ownership of the shares transferred to their names or instruct the record owner to follow the Section 131 procedure on their behalf.

If the merger agreement is approved by less than 80% of the total number of shares of American Horizons common stock outstanding, then promptly after the effective date written notice of the consummation of the merger agreement will be given by IBERIABANK Corporation by registered mail to each former shareholder of American Horizons who filed a written objection to the merger agreement and voted against it at the shareholder’s last address on American Horizons’ records. Within 20 days after the mailing of the notice, the shareholder must file with IBERIABANK Corporation a written demand for payment for his or her shares at their fair cash value as of the day before the American Horizons special meeting and must state the amount demanded and a post office address to which IBERIABANK Corporation may reply. He or she must also deposit the certificates formerly representing his shares of American Horizons common stock in escrow with a bank or trust company located in Ouachita Parish, Louisiana. The certificates must be duly endorsed and transferred to IBERIABANK Corporation upon the sole condition that they be delivered to IBERIABANK Corporation upon payment of the value of the shares in accordance with Section 131. With the above-mentioned demand, the shareholder must also deliver to IBERIABANK Corporation the written acknowledgment of the escrow bank or trust company with which the certificates have been deposited that it holds the certificates.

Unless the shareholder objects to and votes against the merger agreement, demands payment, endorses and deposits his certificates and delivers the required written acknowledgment in accordance with the procedures and within the time periods set forth above, the shareholder will conclusively be presumed to have acquiesced to the merger agreement and will forfeit any right to seek payment pursuant to Section 131.

If IBERIABANK Corporation does not agree to the value stated and demanded by the shareholder, or does not agree that payment is due, it will, within 20 days after receipt of the shareholder’s demand and acknowledgment, notify the dissenting shareholder in writing at the designated post office address of its disagreement and shall state in the notice the value it will agree to pay if any payment should be held to be due; otherwise IBERIABANK Corporation shall be liable for and shall pay to the dissatisfied shareholder the value demanded for his or her shares. In this regard, shareholders should be aware that opinions of investment banking firms as to fairness from a financial point of view, including the opinion of Chaffe & Associates, Inc. described in this proxy statement/prospectus, are not opinions as to “fair value” under Louisiana law, and a determination of the fair cash value of the shares could be more or less than the consideration to be paid by IBERIABANK Corporation in the merger.

If the shareholder does not agree to accept the offered amount, or disagrees with IBERIABANK Corporation’s assertion that no payment is due, he or she must, within 60 days after receipt of IBERIABANK Corporation’s notice, file suit against IBERIABANK Corporation for a judicial determination of the fair cash value of the shares. Any shareholder entitled to file such suit may, within such 60-day period but not thereafter, intervene as a plaintiff in any suit filed against IBERIABANK Corporation by another former shareholder for a judicial determination of the fair cash value of such other shareholder’s shares. If a shareholder fails to bring or to intervene in such a suit within the applicable 60-day period, he or she will be deemed to have consented to accept IBERIABANK Corporation’s statement that no payment is due or, if IBERIABANK Corporation does not contend that no payment is due, to accept the amount specified by IBERIABANK Corporation in its notice of disagreement.

When the fair value of the shares has been agreed upon between the shareholder and IBERIABANK Corporation or determined by a court, or when IBERIABANK Corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value IBERIABANK Corporation agrees is due because of the shareholder’s failure to bring suit within 60 days after receipt of notice of IBERIABANK Corporation’s disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon or the liability of IBERIABANK Corporation became fixed.

If IBERIABANK Corporation, in its notice of disagreement, offers to pay the dissatisfied shareholder on demand an amount in cash deemed by it to be fair cash value of his or her shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount offered, IBERIABANK Corporation deposits with the court the amount offered in its notice of disagreement, then the costs, not including legal fees of the proceeding will be taxed against IBERIABANK Corporation if the amount finally awarded to the shareholder, exclusive of interest and costs, is more than the amount offered and deposited by IBERIABANK Corporation, and judicial interest may be awarded against IBERIABANK Corporation only on the amount of the award in excess of the amount deposited. Otherwise, the costs of the proceeding will be taxed against the shareholders and no interest will be paid.

Upon filing a demand for the value of his shares, a shareholder ceases to have any rights of a shareholder except the rights created by Section 131. The shareholder’s demand may be withdrawn voluntarily at any time before IBERIABANK Corporation gives its notice of disagreement, but thereafter only with the written consent of IBERIABANK Corporation. If his or her demand is properly withdrawn, or if the shareholder otherwise loses his dissenters’ rights, he or she will be restored to his or her rights as a shareholder as of the time of filing of his or her demand for fair cash value.

Until the effective date, dissenting shareholders of American Horizons should send any communications regarding their rights to Roger Smith, Secretary, American Horizons, 300 Washington Street, Suite 100, Monroe, Louisiana 71201. After the effective date of the merger, dissenting shareholders should send any communications regarding their rights to George J. Becker, III, Secretary, IBERIABANK Corporation, 200 West Congress Street, Lafayette, Louisiana 70501. All such communications should be signed by or on behalf of the dissenting shareholder in the form in which his shares are registered on the books of American Horizons.

INFORMATION ABOUT AMERICAN HORIZONS

American Horizons Bancorp, Inc.

American Horizons Bancorp, Inc. was the surviving corporation in the merger of Horizons Bancorp, Inc. and American National Bancshares, Inc., which was completed in 2002. Horizons Bancorp was reorganized under the laws of the State of Louisiana in 1997 for the purpose of acquiring Horizons Bank, a newly chartered Louisiana bank, and becoming a bank holding company. American National was organized under the laws of the State of Louisiana in 1985 for the purpose of acquiring American Bank, a chartered national bank, and becoming a bank holding company. After the holding company merger, American Horizons Bank was the surviving bank in the merger of Horizons Bank and American Bank.

The principal activities of American Horizons Bancorp are providing assistance in the management and coordination of the financial resources of American Horizons Bank and providing capital, business development and long-range planning services for the bank.

American Horizons Bancorp derives its revenues primarily from the operations of American Horizons Bank in the form of dividends from American Horizons Bank to its holding company. American Horizons Bancorp may also receive tax benefits from any losses of the bank. American Horizons Bancorp does not charge management fees to American Horizons Bank.

As a bank holding company, American Horizons Bancorp is subject to regulation by the Federal Reserve Board. The Federal Reserve Board regulates the types of banking and nonbanking activities in which American Horizons Bancorp and American Horizons Bank may engage and may restrict American Horizons Bancorp or American Horizons Bank from engaging in any nonbanking activities that are not permitted under federal law or Federal Reserve Board guidelines. American Horizons Bancorp and American Horizons Bank may be required to obtain regulatory approval or provide regulatory notice for such activities.

American Horizons Bancorp has no full-time employees. Certain of the executive officers and directors of American Horizons Bank serve as executive officers and directors of American Horizons Bancorp. However, none of these individuals receives any direct remuneration for serving as executive officers and directors of American Horizons Bancorp by virtue of their positions as executive officers and directors of American Horizons Bank. American Horizons Bancorp may determine to compensate its executive officers and directors in the future although it has no current plans to do so.

The administrative office of American Horizons Bancorp is located at 300 Washington Street, Suite 100, Monroe, Louisiana 71201, and its telephone number is (318) 361-4000.

American Horizons Bank

American Horizons Bank is a Louisiana state banking corporation and is regulated by the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation. The main office of American Horizons Bank is located in Monroe, Louisiana.

Market area. American Horizons Bank considers its primary market area to be Ouachita, Lincoln and Morehouse Parishes, Louisiana and surrounding areas. The principal economic activities in American Horizons Bank’s market area include medical services, telecommunications, light manufacturing, retail, public services, agriculture, financial services and timber operations. American Horizons Bank serves this market through its main office, six full-service branches and one motor branch.

Services. American Horizons Bank is a full-service financial institution. American Horizons Bank meets its commercial and retail customers’ banking needs with a range of financial services. American Horizons Bank is a locally-owned, independent financial institution and is engaged in substantially all of the business operations (other than trust services) customarily conducted by independent financial institutions in Louisiana, including the acceptance of checking, savings and certificate deposits and the making of commercial and consumer loans, real estate loans, and other installment and term loans. American Horizons Bank does a substantial amount of business with individuals, as well as with customers in commercial, industrial and professional businesses.

For the convenience of its customers, American Horizons Bank offers drive-through banking facilities, an automated teller machine, night depository, personalized checks, charge cards through correspondent banks and safe deposit boxes. American Horizons Bank’s services include cashier’s checks, travelers’ checks, domestic and foreign wire transfers, account research, stop payments, telephone transfers between accounts and photocopies.

The business of American Horizons Bank is not seasonal in any material respect, and neither the loans nor the deposits of American Horizons Bank are concentrated in any individual or group that, if lost, would have a material adverse effect on the business of American Horizons Bank.

Competition. The market for financial services is rapidly changing and intensely competitive and is likely to become more competitive as the number and types of market entrants increases. American Horizons Bank experiences competition in both lending and attracting funds from commercial banks, other savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, that may offer more favorable financing alternatives than American Horizons Bank.

American Horizons Banks is currently one of 13 financial institutions located in Ouachita Parish, one of 10 financial institutions in Lincoln Parish and one of seven financial institutions in Morehouse Parish. As of June 30, 2004, the latest date for which statistics are available, American Horizons Bank held approximately 5.59%, 13.25% and 9.77% of the deposits held by financial institutions in Ouachita Parish, Lincoln Parish and Morehouse Parish, respectively.

American Horizons Bank also competes with companies located outside of its market area. Some of American Horizons Bank’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than American Horizons Bank, and some of them are not subject to the same degree of regulation as American Horizons Bank. American Horizons Bank may not be able to compete successfully against current and future competitors, and the competitive pressures it faces could harm its business, operating results and financial condition.

Properties. American Horizons Bank operates from its main office, located at 300 Washington Street in Monroe and seven branches, one of which is located in Ruston, Louisiana, two of which are located in West Monroe, Louisiana, two of which are located in Monroe, Louisiana, and two of which are located in Bastrop, Louisiana.

American Horizons Bank leases its main office space located at 300 Washington Street in Monroe and its full-service facility located at 617 East Madison in Bastrop. All of American Horizons Bank’s facilities are owned unencumbered by American Horizons Bank, and management believes that the bank’s facilities are adequate for its current needs.

Litigation. From time to time American Horizons Bank is involved in routine litigation that arises in the normal conduct of its business. However, American Horizons Bank is not currently involved in any litigation that it believes, either singularly or in the aggregate, could be reasonably expected to have a material adverse effect on American Horizons Bank.

Environmental compliance. There are several federal and state statutes that govern the right and obligations of financial institutions with respect to environmental issues. Besides being directly liable under these statutes for its own conduct, a financial institution may also be held liable under certain circumstances for actions of borrowers or other third parties on property that collateralizes a loan held by the institution. The potential liability may far exceed the original amount of the loan made by the financial institution secured by the property. Currently, American Horizons Bank is not a party to any legal proceedings involving potential liability to American Horizons Bank under applicable environmental laws.

Employees. As of September 30, 2004, American Horizons Bank had 119 full and part-time employees. The bank offers health, life, and disability insurance coverage for its employees. In addition, American Horizons Bank maintains a discretionary profit-sharing plan that is intended to be a qualified plan under the Internal Revenue Code. Subject to vesting requirements and other conditions described in the plan, all current employees are eligible to participate in the plan. American Horizons Bank’s employees are not represented by a collective bargaining agreement, and American Horizons Bank has never experienced a strike or similar work stoppage. American Horizons Bank considers its relationship with its employees to be good.

BENEFICIAL OWNERSHIP OF AMERICAN HORIZONS COMMON STOCK

The following table sets forth certain information regarding the beneficial ownership of the American Horizons’ common stock as of [VOTING RECORD DATE], 2004 by (i) each person known by American Horizons to be the beneficial owner of more than 5% of the outstanding shares of common stock of American Horizons; (ii) each director of American Horizons; and (iii) all directors and executive officers of American Horizons, as a group.

		Beneficial Ownership
Name and Address of Beneficial Owner*	Title	Number of Shares (1)		Percent of Class (2)
L. Michael Ashbrook	President and Director, American Horizons Bancorp	269,040		13.2%
J. Scott Cummins	Director	11,000		0.5%
Randy L. Ewing	Director	126,997	(3)	6.2%
W. Elton Kennedy	Director	214,981		10.6%
Tex R. Kilpatrick	Director	67,540	(4)	3.3%
Don M. McGehee	Director	42,390		2.1%
Van E. Pardue	President, American Horizons Bank	54,000	(5)	2.6%
William E. Pratt	Chief Executive Officer, American Horizons Bank	205,127	(6)	9.9%
Roger Smith	Chief Financial Officer	29,924	(7)	1.5%

All directors and executive officers, as a group (9 persons)		1,020,999	(8)	47.3%

*	The address of each person below is c/o American Horizons Bank, 300 Washington Street, Suite 100, Monroe, Louisiana 71201.
(1)	Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Information relating to beneficial ownership of the shares is based upon “beneficial ownership” concepts set forth in rules promulgated the Securities Exchange Act of 1934, as amended. Under such rules a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or sell the security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days.
(2)	In calculating the percentage ownership for a given individual or group, the number of shares of American Horizons common stock outstanding includes unissued shares subject to presently exercisable stock options held by such individual or group, but such unissued shares are not deemed outstanding in calculating the percentage ownership for other persons or groups.
(3)	Includes 93,614 shares held of record jointly with his wife, Rosemary U. Ewing.
(4)	Includes 20,000 shares owned by Central American Life Insurance Company and 7,540 shares owned by Kilpatrick Funeral Homes, over which Mr. Kilpatrick has voting authority.
(5)	Includes 53,000 shares subject to options.
(6)	Includes 45,173 shares subject to options. Also includes 97,948 shares held of record jointly with his wife, Linda Pratt.
(7)	Includes 25,000 shares subject to options.
(8)	Includes 123,173 shares subject to options. All outstanding options will become exercisable prior to the merger.

COMPARISON OF RIGHTS OF IBERIABANK CORPORATION

AND AMERICAN HORIZONS SHAREHOLDERS

At the effective date of the merger, American Horizons shareholders who receive shares of IBERIABANK Corporation common stock will become shareholders of IBERIABANK Corporation, and their rights as shareholders will be determined by IBERIABANK Corporation’s articles of incorporation and bylaws. The following discussion summarizes certain material differences between the rights of shareholders of IBERIABANK Corporation and American Horizons. The following discussion is necessarily general and is not intended to be a complete statement of all of the rights of shareholders of their respective entities. The following discussion is qualified in its entirety by reference to the Louisiana Business Corporation Law, federal and state banking laws and regulations and the governing corporate instruments of IBERIABANK Corporation and American Horizons, to which the shareholders of American Horizons are referred.

Summary

IBERIABANK CORPORATION	AMERICAN HORIZONS BANCORP, INC.
• Subject to Louisiana Business Corporation Law	• Subject to Louisiana Business Corporation Law
• One vote for each share held	• One vote for each share held
• No cumulative voting rights in the election of directors	• No cumulative voting rights in the election of directors
• Advance notice procedures for shareholder nominations and proposals	• Advance notice procedures for shareholder proposals
• Dividends may be paid from funds legally available, subject to contractual and regulatory restrictions, including rights of any preferred shareholders, and payable at the discretion of the board of directors	• Dividends may be paid from funds legally available, subject to contractual and regulatory restrictions, including rights of any preferred shareholders, and payable at the discretion of the board of directors
• Right to participate pro rata in distribution of assets upon liquidation	• Right to participate pro rata in distribution of assets upon liquidation
• No pre-emptive rights to acquire additional shares or securities	• No pre-emptive rights to acquire additional shares or securities
• Directors serve three-year terms	• Directors serve one-year terms
• Some corporate actions, including business combinations, require a two-thirds supermajority approval	• Some corporate actions, including business combinations, require a two-thirds supermajority approval
• Preferred stock is authorized	• Preferred stock is authorized

Authorized Capital Stock

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation authorize the issuance of 25,000,000 shares of common stock, par value $1.00 per share, of which              shares were issued and outstanding as of [VOTING RECORD DATE], 2004, and 5,000,000 shares of preferred stock, par value $1.00 per share, of which none are issued or outstanding. Holders of IBERIABANK Corporation common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Louisiana Business Corporation Act and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. IBERIABANK Corporation shareholders do not have any preemptive rights with respect to acquiring additional shares of IBERIABANK Corporation common stock, and the shares are not subject to any conversion, redemption or sinking fund provision. The outstanding shares of IBERIABANK Corporation common stock are, and the shares to be issued on connection with the merger will be, when issued, fully paid and nonassessable. IBERIABANK Corporation shareholders do not have cumulative voting rights in the election of directors.

IBERIABANK Corporation’s board of directors may authorize the issuance of authorized but unissued shares of IBERIABANK Corporation’s common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations.

The authorized but unissued shares of IBERIABANK Corporation common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of IBERIABANK Corporation. In addition, the sale of a substantial number of shares of IBERIABANK Corporation common stock to persons who have an understanding with IBERIABANK Corporation concerning the voting of such shares, or the distribution or declaration of a common stock dividend to IBERIABANK Corporation shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of IBERIABANK Corporation.

American Horizons. American Horizons’ authorized common stock consists of 10,000,000 shares of American Horizons common stock, par value $5.00 per share, of which              shares were issued and outstanding as of [VOTING RECORD DATE], 2004, and 1,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding. Generally holders of American Horizons common stock have the same rights and privileges with respect to American Horizons as the holders of IBERIABANK Corporation common stock have with respect to IBERIABANK Corporation.

Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that the number of directors shall be as specified in the bylaws. Currently the bylaws specify 10 members. Directors are divided into three classes as nearly equal in number as possible, with each class elected to a staggered three-year term. There is no cumulative voting on directors. The directors do not need to be shareholders of IBERIABANK Corporation.

The bylaws of IBERIABANK Corporation provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the authorized number of directors, or from the failure of the shareholders to elect the full number of authorized directors) may be filled by the affirmative vote of a majority of the remaining directors for an unexpired term; provided that the shareholders will have the right at any special meeting called for that purpose prior to an action by the board of directors to fill the vacancy.

The provisions regarding election of IBERIABANK Corporation directors are designed to protect the ability of the board of directors to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the company by making it more difficult and time-consuming to change majority control of the board, even if holders of a majority of the capital stock believes that a change in the composition of the board is desirable. The general effect of these provisions will be to require at least two (and possibly three) annual shareholders’ meetings, instead of one, to change control of the board. These requirements are intended to help ensure continuity and stability of management and policies and facilitate long-range planning.

American Horizons. American Horizons’ articles of incorporation provide that the number of directors comprising the board will be no fewer than five and no more than 25. The articles further provide that the exact number will be fixed, and may be changed from time to time, within these limits, by the shareholders or the board. The bylaws provide that within the 5-25 range, the exact number of directors may be fixed from time to time by the board. Currently the board of directors has six members. There is no cumulative voting on directors. The directors do not need to be shareholders. The American Horizons board of directors is not divided into classes; all directors are elected to hold office until the next succeeding annual meeting and until their successors have been elected and qualified.

The bylaws of American Horizons provide generally that vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A vacancy created by the removal of a director by the vote of shareholders may be filled only by the shareholders entitled to vote at an annual or special meeting called for that purpose. A director elected to fill a vacancy generally will be elected for the unexpired term of his or her predecessor in office.

Removal of Directors

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation and bylaws provide that any director may be removed, with or without cause, and upon the affirmative vote of the holders of a majority of the outstanding shares of IBERIABANK Corporation entitled to vote.

American Horizons. American Horizons’ bylaws provide that a director may be removed at any time, with or without cause, at any special or annual meeting of shareholders, upon the affirmative vote of a majority of the shares present, in person or by proxy, at the meeting. The bylaws further provide that the notice to the shareholder meeting must state the intention to act upon the removal of a director at the meeting.

Special Meetings of Shareholders

IBERIABANK Corporation. Special meetings of the shareholders may be called only by the board of directors, chairman of the board, president or holders of at least 50% of the shares entitled to vote.

American Horizons. The articles of incorporation provide that special meetings of the shareholders may be called by the board of directors or any other person so authorized in the bylaws. The bylaws provide that special meetings may be called by the chairman of the board, the president, the board of directors or the holders of not less than 10% of the shares entitled to vote at the meeting.

Shareholder Nominations and Shareholder Proposals

IBERIABANK Corporation. IBERIABANK Corporation’s charter establishes advance notice requirements for shareholder proposals and the nomination (other than by or at the direction of IBERIABANK Corporation’s board of directors or one of its committees) of candidates for election as directors. A shareholder of IBERIABANK Corporation wishing to nominate a person as a candidate for election to the board of directors must submit the nomination in writing at least 60 days before the one year anniversary of the most recent annual meeting of shareholders, together with (a) as to each person the shareholder proposes to nominate, and as to the shareholder agreeing the notice, (i) their names, ages, business and residence addresses, (ii) principal occupation or employment, (iii) shareholdings, and (iv) other information required by Securities and Exchange Commission proxy rules; and (b) to the extent known, (i) the name and address of other shareholders supporting the nominee(s), and (ii) their shareholdings. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting that is not intended to be included in the proxy statement for the meeting must notify IBERIABANK Corporation in writing at least 60 days before the one year anniversary of the most recent annual meeting of the shareholder’s intention. The notice must contain: (a) a brief description of the proposal, (b) the name, address and shareholdings of the shareholder submitting the proposal and other shareholders supporting the proposal, and (c) any financial interest of the shareholder in the proposal.

In accordance with SEC Rule 14a-8 under the Securities Exchange Act of 1934, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by IBERIABANK Corporation at least 120 days before the anniversary of the date that previous year’s proxy statement was first mailed to shareholder. As provided in SEC rules, if the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before IBERIABANK Corporation begins to mail its proxy materials.

The procedures regarding shareholder nominations provide IBERIABANK Corporation’s board of directors with sufficient time and information to evaluate a shareholder nominee to the board and other relevant information, such as existing shareholder support for the nominee. The procedures, however, provide incumbent directors advance notice of a dissident slate of nominees for directors, and make it easier for the board to solicit proxies resisting shareholder nominees. This may make it easier for incumbent directors to retain their status as directors, even when certain shareholders view the shareholder nominations as in the best interests of IBERIABANK Corporation or its shareholders.

American Horizons. American Horizons’ bylaws provide that all proposals of shareholders intended to be presented at an annual meeting of shareholders must be received by the corporation no later than 70 days prior to the meeting in order to be considered for inclusion in the proxy statement and form of proxy for the next annual meeting. Because American Horizons’ common stock is not registered under the Securities Exchange Act of 1934, American Horizons is not subject to Rule 14a-8 under that Act.

Amendments to the Articles of Incorporation

No amendment to the articles of incorporation of IBERIABANK Corporation will be made unless it is first approved by a majority of the board of directors and thereafter by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least 75% of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, nomination, election and removal of directors; preemptive rights; personal liability, indemnification, advancement of expenses and other rights of officers, directors, employees and agents; meetings of shareholders and shareholder proposals; and amendment of the articles and bylaws.

The articles of incorporation of American Horizons generally may be amended at any shareholder meeting upon the affirmative vote of the holders of a majority of the issued and outstanding shares. The articles of incorporation provide that the affirmative vote of 80% of the total voting power is required to amend the article governing indemnification of directors, officers and certain other persons by American Horizons and the article limiting the liability of directors and officers for monetary damages to American Horizons or its shareholders as a result of certain actions.

Amendments to the Bylaws

The articles of incorporation of IBERIABANK Corporation provide that the board of directors or shareholders may amend the bylaws. Action by the board requires the affirmative vote of a majority of the directors then in office. Action by the shareholders requires the affirmative vote of a majority of the shares, as well as any additional vote of preferred stock if then issued and outstanding; provided that the affirmative vote of 75% of the shares is required to amend bylaws relating to meetings of the board of directors.

The bylaws of American Horizons may be amended by the affirmative vote of a majority of the directors present at a duly called meeting of the board, subject to the power of the shareholders to change or repeal any amendment by a majority vote present at a shareholder meeting.

Exculpation and Indemnification

Louisiana Business Corporation Law. The Law provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if:

•	the director or officer acted in good faith;

•	the director or officer reasonably believed such conduct was in, or not opposed to, the corporation’s best interest; and

•	in connection with any criminal action or proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful.

However, the Law provides that directors or officers may not be indemnified if they are held liable for willful or intentional misconduct in the performance of their duties to the corporation, unless a court determines that the director is entitled to indemnity for expenses which the court deems proper.

The Law also permits a Louisiana corporation, in its articles of incorporation, to limit the personal liability of its directors and officers in actions brought on behalf of the corporation or its shareholders for monetary damages, with certain exceptions, as a result of a director’s or officer’s acts or omissions while acting in a capacity as a director or officer.

IBERIABANK Corporation. IBERIABANK Corporation’s articles of incorporation provide that a director or officer of the company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of the company’s directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to the company or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to stockholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

IBERIABANK Corporation’s articles of incorporation provide that the company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the company, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit the company to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by the board of directors, provided that the indemnified person undertakes to repay the company if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of stockholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the charter authorizes the company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, whether or not the company would have the power to provide indemnification to such person. By action of the board of directors, the company may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with its officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the charter and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IBERIABANK Corporation pursuant to the foregoing provisions, IBERIABANK Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

American Horizons. American Horizons’ articles of incorporation include a provision that limits the personal liability of directors and officers, with certain exceptions. The articles of incorporation also generally provide that American Horizons will indemnify and hold harmless any director, officer, fiduciary or other representative of another entity at the request of American Horizons and may indemnify any other person when that person is acting in a capacity for American Horizons, in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions.

Business Combinations and Control Share Acquisitions

The Louisiana Business Corporation Law sets forth heightened voting requirements with respect to certain mergers, consolidations and other business combinations between corporations and persons deemed to be interested shareholders. Interested shareholders include any person who beneficially owns at least 10% of the outstanding voting stock of the corporation. Generally, the business combination provisions require that transactions involving a Louisiana corporation and an interested shareholder be approved by shareholders owning at least 80% of the total voting power of the corporation and by at least two-thirds of the total voting power of the corporation (excluding the interested shareholder), unless certain complicated pricing and procedural requirements are satisfied.

The Law also sets forth certain procedures applicable to control share acquisitions with respect to Louisiana corporations. These provisions generally remove the voting rights of shares acquired by a shareholder whose ownership reaches certain stock ownership thresholds unless the remaining shareholders reinstate such voting rights.

A Louisiana corporation may elect to opt out of the business combination and control share acquisition provisions referenced above by providing in its articles of incorporation that the provisions shall not apply to the corporation. The articles of incorporation of American Horizons provide that the business combination and control share acquisition provisions will not apply to American Horizons. Because the articles of incorporation of IBERIABANK Corporation do not expressly opt out of these provisions, the business combination and control share acquisition provisions apply to IBERIABANK Corporation.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or to approve the adoption of the merger agreement at the time of the special meeting, the merger agreement could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by American Horizons at the time of the special meeting to be voted for an adjournment, if necessary, American Horizons has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of American Horizons unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned, if the special meeting is adjourned for 30 days or less.

LEGAL MATTERS

Cozen O’Connor, Washington, DC, has rendered its opinion that the shares of IBERIABANK Corporation common stock to be issued in connection with the merger agreement have been duly authorized and, if and when issued pursuant to the terms of the merger agreement, will be validly issued, fully paid and non-assessable.

EXPERTS

The audited consolidated financial statements of IBERIABANK Corporation and its subsidiary incorporated by reference herein have been audited by Castaing, Hussey & Lolan, LLC, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

At the time of the preparation of this proxy statement/prospectus, neither American Horizons nor IBERIABANK Corporation had been informed of any matters to be presented for action at the special meeting other than as described in this document. If any other matters come before the special meeting or any adjournment thereof, the persons named in the enclosed proxy will vote on such matters according to their best judgment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of IBERIABANK Corporation and American Horizons; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements.

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse affects of relationship with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in IBERIABANK Corporation’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

APPENDIX A

                    , 2004

The Board of Directors

American Horizons Bancorp, Inc.

P. O. Box 2350

Monroe, LA 71207

Attention:	Mr. L. Michael Ashbrook
Chairman & President

Gentlemen:

We understand that American Horizons Bancorp, Inc. (“American Horizons”) and IBERIABANK Corporation (“IBERIA”) have entered into an Agreement and Plan of Merger, dated as of September 28, 2004 (the “Merger Agreement”) which provides, among other things, for the merger of American Horizons into IBERIA (the “Merger”). Pursuant to the Merger Agreement, each share of American Horizons common stock, par value $5.00 (“American Horizons Common Stock”), shall be converted into shares of IBERIA common stock, par value $1.00 (“IBERIA Common Stock”) and cash in lieu of fractional shares, as well as up to $1,588,000 in cash depending on the liquidation of certain loans. The amount of IBERIA Common Stock issued will be dependent on the Average Market Price of IBERIA Common Stock, as defined in the Merger Agreement (“Merger Consideration”).

You have asked our opinion as to whether the Merger Consideration is fair, from a financial point of view, to the stockholders of American Horizons.

Chaffe & Associates, Inc. (“Chaffe”), through its experience in the securities industry, investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalization, and valuations for corporate and other purposes, states that it is competent to provide the opinion as to the fairness of the Merger Consideration. Neither Chaffe nor any of its officers or employees has an interest in American Horizons Common Stock or IBERIA Common Stock. The fee received for the preparation and delivery of the opinion is not dependent or contingent upon any transaction.

In connection with rendering its opinion, Chaffe, among other things: (i) reviewed a copy of the Merger Agreement; (ii) reviewed and analyzed certain publicly-available financial statements and other information of IBERIA; (iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning American Horizons and its subsidiary, American Horizons Bank (“AHB”), prepared by the management of American Horizons, including limited budgetary projections; (iv) discussed the past and current operations and financial condition, and the prospects of American Horizsons with its senior executives; (v) reviewed the historical prices and trading volumes of the shares of IBERIA Common Stock; (vi) compared the financial performance of IBERIA, and the prices and trading activity of the IBERIA Common Stock, with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms of business combinations in the commercial banking industry specifically and other industries generally, which Chaffe deemed generally comparable to the proposed transaction; (viii) considered a number of valuation methodologies, including among others, those that incorporate book value, deposit base premium and capitalization of earnings; and (ix) performed such valuations and such other studies and analyses as we deemed appropriate to this opinion.

A-1

The Board of Directors                     , 2004

American Horizons Bancorp, Inc. Page 2

In its review, Chaffe relied, without independent verification, upon the accuracy and completeness of the historical and projected financial information and all other information reviewed by it for purposes of its opinion. Chaffe did not make or obtain an independent review of American Horizons’ assets or liabilities, nor was Chaffe furnished with any such appraisals. Chaffe relied solely on American Horizons for information as to the adequacy of their respective loan loss reserves and values of other real estate owned. With respect to American Horizons’ projected financial results, Chaffe has assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of American Horizons of future financial performance of American Horizons. This opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date hereof. Chaffe expressed no opinion on the tax consequences of the proposed transaction or the effect of any tax consequences on the value to be received by the holders of American Horizons Common Stock.

Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion on the date hereof that the Merger Consideration is fair, from a financial point of view, to the holders of American Horizons Common Stock.

Very truly yours,

CHAFFE & ASSOCIATES, INC.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Section 83 of the Louisiana Business Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of the fact that he is or was a director, officer, employee or agent of the corporation and he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provisions of Section 83 are not exclusive, but no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against such liability.

Article 8 of the registrant’s articles of incorporation provides for mandatory indemnification for current and former directors and officers to the full extent permitted by Louisiana law.

The registrant maintains an insurance policy covering the liability of its directors and officers for actions taken in their official capacity.

Item 21.    Exhibits and Financial Statement Schedules

(a)  Exhibits

The following Exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated September 29, 2004)

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

3.2	Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.1 to the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001)

5	Opinion of Cozen O’Connor

8	Form of Opinion of Castaing, Hussey & Lolan, LLC on certain tax matters

23.1	Consent of Castaing, Hussey & Lolan, LLC

23.2	Consent of Cozen O’Connor (included in Exhibit 5)

23.3	Consent of Chaffe & Associates, Inc.

23.4	Consent of Independent Auditors

24	Powers of Attorney of directors of the registrant (See Signature Page)

99.1	Form of Proxy of American Horizons Bancorp, Inc.

Item 22.    Undertakings

The undersigned Registrant hereby undertakes as follows:

(1)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(2)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(3)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6)  That, for the purpose of determining any liability under the Securities Act of 1933 each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)  That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in response to Item 20 of this Registration Statement, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lafayette, State of Louisiana on the 22nd day of November, 2004.

IBERIABANK CORPORATION

By:	/s/ DARYL G. BYRD
Daryl G. Byrd President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Daryl G. Byrd and Marilyn W. Burch, his or her true and lawful attorneys-in-fact, with power to act and full power of substitution, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DARYL G. BYRD Daryl G. Byrd	President, Chief Executive Officer and Director (Principal Executive Officer)	November 22, 2004

/s/ MARILYN W. BURCH Marilyn W. Burch	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 22, 2004

/S/ WILLIAM H. FENSTERMAKER William H. Fenstermaker	Chairman of the Board and Director	November 22, 2004

/s/ ELAINE D. ABELL Elaine D. Abell	Director	November 22, 2004

/s/ HARRY V. BARTON, JR. Harry V. Barton, Jr.	Director	November 22, 2004

/s/ ERNEST P. BREAUX, JR. Ernest P. Breaux, Jr.	Director	November 22, 2004

/S/ JOHN N. CASBON John N. Casbon	Director	November 22, 2004

Signature	Title	Date

/s/ LARREY G. MOUTON Larrey G. Mouton	Director	November 22, 2004

/s/ JEFFERSON G. PARKER Jefferson G. Parker	Director	November 22, 2004

O. Miles Pollard	Director

/s/ E. STEWART SHEA III E. Stewart Shea III	Director	November 22, 2004

The following Exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K dated September 29, 2004)

3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

3.2	Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.1 to the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001)

5	Opinion of Cozen O’Connor

8	Form of Opinion of Castaing, Hussey & Lolan, LLC on certain tax matters

23.1	Consent of Castaing, Hussey & Lolan, LLC

23.2	Consent of Cozen O’Connor (included in Exhibit 5)

23.3	Consent of Chaffe & Associates, Inc.

23.4	Consent of Independent Auditors

24	Powers of Attorney of directors of the registrant (See Signature Page)

99.1	Form of Proxy of American Horizons Bancorp, Inc.